Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

OPERATIONS AND FINANCIAL CONDITION

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

TABLE OF CONTENTS

1:	Core Business	1
2:	Highlights	1
3:	Outlook and Strategy	3
4:	Summary of Financial and Operating Statistics	5
	4.1: Financial Statistics .	5
	4.2: Operating Statistics	6
5:	Overview of Results	7
	5.1: Overview of Financial Results	7
	5.2: Overview of Operating Results	13
6:	Operating Mines	15
7:	Construction, Development and Exploration	24
8:	Liquidity, Capital Resources and Contractual Commitments	27
9:	Income Taxes	30
10:	Economic Trends, Risks and Uncertainties	31
11:	Contingencies	37
12:	Critical Accounting Policies and Estimates	37
13:	Non-GAAP Measures	37
14:	Selected Quarterly Financial and Operating Summary	43
15:	Disclosures Controls and Procedures	45

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(All figures are in United States Dollars unless otherwise specified and are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  This Management’s Discussion and Analysis of Operations and Financial Condition should be read in conjunction with the Company’s most recently issued Annual Report and the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2012.)

Cautionary notes regarding forward-looking statements, including estimates of Measured, Indicated and Inferred Mineral Resources and regarding Mineral Reserves and Mineral Resources follow this Management’s Discussion and Analysis of Operations and Financial Condition

1.                                      CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-based gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant properties involved in gold and other precious metal production, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Colombia.

The Company plans to continue to build on its current production base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

Note 34(a) Related Parties to the most recently audited Consolidated Annual Financial Statements lists Yamana’s significant subsidiaries with 100% equity interest.  Yamana does not have any material off-balance sheet arrangements.

Yamana is listed on the Toronto Stock Exchange (Symbol: YRI), the New York Stock Exchange (Symbol: AUY) and the London Stock Exchange (Symbol: YAU).

2.                                      HIGHLIGHTS

Financial

Three months ended September 30, 2012

•                  Record revenues of $611.8 million.

•                  Net earnings of $60.0 million or $0.08 basic and diluted earnings per share.

•                  Adjusted earnings* of $177.6 million or $0.24 basic and diluted adjusted earnings per share*.

•                  Mine operating earnings of $279.2 million.

•                  Cash flows from operations after changes in non-cash working capital of $363.1 million.

•                  Cash flows generated from operations before changes in non-cash working capital* of $285.7 million.

•                  Acquired all the issued and outstanding common shares of Extorre Gold Mines Limited for $450.9 million in August; which owned, along with a number of other projects, the Cerro Moro project in Argentina.

•                  Over $1.15 billion in available funds, including cash balance of $400.4 million and unused credit facilities.

Nine months ended September 30, 2012

•                  Record revenues of $1.7 billion.

•                  Net earnings of $272.9 million or $0.37 basic and $0.36 diluted earnings per share.

•                  Adjusted earnings* of $497.0 million or $0.67 basic and diluted adjusted earnings per share*.

•                  Mine operating earnings of $799.2 million.

•                  Cash flows from operations after changes in non-cash working capital of $790.2 million.

•                  Cash flows generated from operations before changes in non-cash working capital of $746.9million.

*A non-GAAP measure — Refer to Section 13

Operational

Three months ended September 30, 2012

•                  Record production of 310,490 gold equivalent ounces (“GEO”) for the quarter, representing an 11% increase over the same quarter of 2011.  (Note: GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1)

•                  Production from operating mines is summarized as follows:

	For the three months ended September 30,
(In GEO)	2012	2011
Chapada	33,610	36,075
El Peñón	118,457	120,627
Gualcamayo	38,248	37,381
Jacobina	30,028	31,567
Minera Florida (including commissioning production from the tailings re-treatment project)	24,200	26,577
Fazenda Brasileiro	18,601	14,335
Mercedes	33,713	—
Alumbrera (12.5%)	13,633	12,712
Total	310,490	279,274

•                  Production of 2.2 million silver ounces which for presentation purposes only is treated as GEO.

•                  Copper production from Chapada of 39.4 million pounds.

•                  By-product cash costs of $201 per GEO*.

•                  Co-product cash costs of $531 per GEO*.

•                  Co-product cash costs of $1.38 per pound of copper* from Chapada.

•                  Another consistent output of copper and gold production from Chapada with a continued ramp up from the planned maintenance in the first quarter.

•                  An increase in production at El Peñón from the second quarter as a result of an increase in ore grade.

•                  Mercedes, Mexico — production continues to ramp up after completion of commissioning in February; production in third quarter exceeded production in the second quarter by 17% and the first quarter by 41%, representing the second consecutive quarterly increase since completion of commissioning.  Cash costs were lower than the second quarter and first quarter by 2% and 8%, respectively, since completion of commissioning.

•                  Fazenda Brasileiro, Brazil — production increased by 15% and 32%, respectively, over the second quarter and first quarter, while cash costs were lower than the second quarter and first quarter by 3% and 23%, respectively.

•                  Minera Florida, Chile — The tailings re-treatment plant was completed in May and ramp up to design capacity continues. The re-treatment of tailings is designed to increase production by approximately 40,000 GEO per year for five years commencing in 2013.

Nine months ended September 30, 2012

•                  Record production for nine months of 878,021 GEO.

•                  Production from operating mines is summarized as follows:

	For the nine months ended September 30,
(In GEO)	2012	2011
Chapada	95,673	101,034
El Peñón	334,377	360,543
Jacobina	88,526	89,693
Gualcamayo	115,808	118,171
Minera Florida (including commissioning production from the tailings re-treatment project)	72,882	79,588
Fazenda Brasileiro	48,879	39,593
Mercedes (including commissioning production)	86,567	—
Alumbrera (12.5%)	35,309	36,757
Total	878,021	825,379

Production of 6.7 million silver ounces which, for presentation purposes only, is treated as GEO.

•                  Copper production from Chapada of 110.1 million pounds.

•                  By-product cash costs of $242 per GEO.

•                  Co-product cash costs of $529 per GEO*.

•                  Co-product cash costs of $1.40 per pound of copper* from Chapada.

*A non-GAAP measure — Refer to Section 13

Construction, Development and Exploration

•                  Ernesto/Pau-a-Pique, Brazil — Physical completion is on schedule for end of year.  Commenced the commissioning phase which will continue for the remainder of the year as will the process for obtaining the final operational permits.  Commercial production is expected by mid-2013.

•                  C1 Santa Luz, Brazil — Physical advancement for the project is over 90% complete progressing to a planned physical completion by the end of 2012.  Start-up of operations is planned for early 2013 with commercial production expected by mid-2013.  Water availability for C1 Santa Luz will come from a reservoir where water is collected during the rainy season that usually starts in November.  The pace at which the ramp-up of production will occur, will depend on the speed at which water is accumulated in the reservoir.

•                  Pilar, Brazil — Physical advancement is approximately 66% complete with planned start-up for mid-2013.  The Company anticipates commercial production by the end of 2013.

•                  Chapada, Brazil — Additional drilling during the quarter has further defined the geometry and grade continuity of Corpo Sul from the southwest limits of the 2011 mineral resource for an additional strike length of 2.9 kilometres.  Mineralization has now been identified along a strike length of almost 16 kilometres centered by the main Chapada pit.  Corpo Sul is expected to enhance throughput through the blending of higher grade ore with ore from the main Chapada pit and, as its size and scale increases, it will be evaluated as a stand-alone orebody.  The new discoveries have led to the initiation of a pre-feasibility study that is now underway and expected to be completed by year end.

•                  El Peñón, Chile — The majority of the drilling was completed at Dorada West and the Elizabeth vein at Pampa Augusta Victoria. The new and additional drilling to be completed in the fourth quarter will allow for initial mineral resource estimates to be completed at both new vein zones by the end of the first quarter of 2013.  Drilling at Dorada West has outlined mineralization along a strike length of approximately 900 metres and a dip length of 150 metres. The deposit remains open to the south and down dip.

•                  Cerro Moro, Argentina — Evaluation of exploration and development plans is underway.  This evaluation is expected to be completed by the end of 2012.  The $5 million to be spent in 2012 on this newly acquired property are to increase and upgrade categories of mineral resources, with a focus on certainty in the definition of grade and size of the orebody.

•                  Jeronimo, Chile — Discussions with joint venture partner, Codelco (43% owner of the project), will continue toward an objective of evaluating a construction decision.

3.                                      OUTLOOK AND STRATEGY

The Company is focused on operational reliability with a focus on increasing cash flows through containing costs and expanding margins, thereby maximizing shareholder value. The Company continues on a steady path of organic growth through expanding current, near-term and in-development production plans, developing new projects and advancing its exploration properties.  The Company sometimes complements its growth strategy by adding properties and projects with high development potential and economic upside through strategic acquisitions.

Production in 2012 is expected to be in the range of 1.175 to 1.310 million GEO with a target level exceeding 1.2 million GEO. This will represent an increase from 2011 production of approximately 13%, most of which will come from Mercedes as production ramps up having completed commissioning in February 2012.

Production in 2013 is expected, to be in the range of 1.48 to 1.66 million GEO with a target level exceeding 1.5 million GEO.  Almost all of the increase over 2012 will come from production from C1 Santa Luz and Ernesto/Pau-a-Pique, Mercedes being at full capacity for a full year, an increase in production at Minera Florida, the production coming from the expansion of Gualcamayo and Pilar, which we expect to start up by mid-year.

A summary of the Company’s development stage projects is provided below:

	Expected Average Annual Contribution	Expected Start-date
C1 Santa Luz (i)	100,000 gold ounces	Beginning 2013
Ernesto/Pau-a-Pique (i)	90,000-100,000 gold ounces	End-2012
Pilar	Initially 120,000 gold ounces increasing to 140,000-150,000 gold ounces	Mid-2013

(i)          In the first two full years of production at C1 Santa Luz, average annual production is expected to exceed 130,000 ounces of gold and at Ernesto/Pau-a-Pique average annual production in the first two years is expected to be approximately 100,000-120,000 ounces of gold.

Silver production is expected to be consistent at between 8 to 9 million ounces in each of 2012 and 2013.  Silver production is reported as a gold equivalent using a ratio of 50:1.

Copper production is expected to be in the range of 140 to 155 million pounds in 2012 and 120 to 135 million pounds in 2013. These estimates reflect the production from Chapada and do not include the attributable production from the Company’s 12.5% interest in Alumbrera.

By 2014, production is targeted to be at a sustainable level of over 1.7 million GEO with a target of approximately 1.75 million GEO.  Production of over 1.75 million GEO thereafter will depend upon construction decisions for other projects and assets held by the Company which are now being evaluated, the most advanced of which are Jeronimo, Cerro Moro, Agua Rica and Suyai.

The Company is contemplating certain initiatives that will result in improved recoveries, reduced costs and/or mine life extension at various operations. The objective of these initiatives is for cash flow sustainability and an increase in cash flow.  The most significant potential impacts are at El Peñón, Chapada, Mercedes, Gualcamayo and Jacobina.

Cash costs are expected to remain below $250 per GEO for 2012.  Cash costs are calculated after only base metal by-product credits.

Development capital expected to be spent in 2012 remains to be below $665 million as planned.  This will decline in 2013 and the following years as the Company’s development projects are completed.  Sustaining capital expenditures are expected to be $340 million in 2012 and while it will increase in aggregate as production increases it will decline on a per GEO basis as the production platform increases.  The Company expects to spend approximately $125 million on exploration in 2012 with a continued focus on increasing mineral reserves and mineral resources with its near-mine and regional exploration programs, and exploration of greenfield targets.

In addition to over $1.15 billion of available cash and undrawn credit available at September 30, 2012, the Company expects robust cash flows from operations under the current and intermediate-term pricing conditions for gold will enable the Company to fully fund its growth, reward shareholders through dividends and accelerate capital spending to enhance the Company’s production growth profile.

4.             SUMMARY OF FINANCIAL AND OPERATING STATISTICS

4.1                   FINANCIAL STATISTICS

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
(in thousands of United States Dollars; unless otherwise noted)	2012	2011	2012	2011
Earnings per share - basic	$0.08	$0.16	$0.37	$0.62
Earnings per share - diluted	$0.08	$0.16	$0.36	$0.62
Adjusted earnings per share (i) - basic and diluted	$0.24	$0.26	$0.67	$0.71
Dividends declared per share	$0.065	$0.045	$0.175	$0.105
Weighted average number of common shares outstanding	748,529	745,593	746,858	744,240
Diluted weighted average number of common shares outstanding	750,095	747,033	748,302	745,723

Net earnings	$59,965	$115,767	$272,902	$458,696
Adjusted earnings (i)	$177,588	$190,267	$496,965	$528,654
Revenues	$611,807	$555,211	$1,707,257	$1,604,571
Mine operating earnings	$279,158	272,163	$799,187	803,115
Cash flows from operating activities	$363,059	$342,268	$790,177	$886,932
Cash flows generated from operations before changes in non-cash working capital items (i)	$285,696	$330,552	$746,883	$945,939
Cash flows to investing activities	$(619,134)	$(210,843)	$(1,122,486)	$(523,034)
Cash flows from financing activities	$(42,678)	$(60,414)	$190,866	$(111,799)

Average realized gold price per ounce (ii)	$1,680	$1,697	$1,661	$1,532
Average realized copper price per pound (ii)	$3.54	$3.98	$3.62	$4.15
Average realized silver price per ounce (ii)	$30.76	$37.52	$30.15	$36.42
Average market gold price per ounce (iii)	$1,655	$1,706	$1,652	$1,531
Average market copper price per pound (iii)	$3.50	$4.07	$3.61	$4.20
Average market silver price per ounce (iii)	$29.91	$38.87	$30.65	$36.24

	As at
	September 30,	September 30,
(in thousands of United States Dollars; unless otherwise noted)	2012	2011
Total assets	$11,495,917	$10,552,031
Total long-term liabilities	$3,248,086	$2,794,993
Total equity	$7,728,428	$7,353,847
Working capital	$431,856	$646,206

(i)           A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Adjusted Earnings and Adjusted Earnings per Share.

(ii)        Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales.

(iii)     Source of information: Bloomberg.

4.2                   OPERATING STATISTICS

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Gold Equivalent Ounces (GEO) (i)
BRAZIL
Chapada (ii)	33,610	36,075	95,673	101,034
Jacobina	30,028	31,567	88,526	89,693
Fazenda Brasileiro	18,601	14,335	48,879	39,593
CHILE
El Peñón (ii)	118,457	120,627	334,377	360,543
Minera Florida (ii)	22,339	26,577	71,021	79,588
ARGENTINA
Gualcamayo	38,248	37,381	115,808	118,171
Alumbrera (iii)	13,633	12,712	35,309	36,757
MEXICO
Mercedes (ii)(v)	33,713	—	77,608	—
Total commercial GEO production (i)	308,629	279,274	867,201	825,379
Commissioning GEO (i)(v)	1,861	—	10,820	—
Total GEO production (i)	310,490	279,274	878,021	825,379
By-product Cash Costs per GEO (i) (iv)
BRAZIL
Chapada	$(1,659)	$(2,045)	$(1,812)	$(2,705)
Jacobina	768	654	722	642
Fazenda Brasileiro	803	940	878	946
CHILE
El Peñón (ii)	422	407	450	395
Minera Florida (ii)	826	588	794	557
ARGENTINA
Gualcamayo	669	442	550	477
Alumbrera (iii)	(2,254)	(1,216)	(956)	(1,468)
MEXICO
Mercedes	490	—	507	—
By-product cash costs per GEO produced (i) (iv)	$201	$94	$242	$9
Co-product cash costs per GEO produced (i) (iv)	$531	$468	$529	$456
Co-product cash costs per pound of copper produced (iv)	$1.49	$1.48	$1.46	$1.38
Concentrate Production
Chapada concentrate production (tonnes)	70,151	74,312	195,617	215,898
Chapada copper contained in concentrate production (millions of lbs)	39.4	41.4	110.1	120.6
Chapada co-product cash costs per pound of copper (iv)	$1.38	$1.45	$1.40	$1.33
Alumbrera attributable concentrate production (tonnes) (iii)	17,830	16,337	50,471	45,149
Alumbrera attributable copper contained in concentrate production (millions of lbs) (iii)	10.4	9.5	28.9	26.0
Alumbrera co-product cash costs per lb of copper (iii) (iv)	$1.92	$1.58	$1.71	$1.64
Gold Equivalent Ounces Breakdown
Total gold ounces produced	266,374	230,986	743,597	684,613
Silver ounces produced (millions of ounces)	2.2	2.4	6.7	7.0
Sales
Total GEO sales	315,972	277,528	869,376	817,321
Total gold sales (ounces)	271,380	226,157	734,890	678,447
Total silver sales (millions of ounces)	2.2	2.6	6.7	7.0
Chapada concentrate sales (tonnes)	69,694	73,417	194,116	211,656
Chapada payable copper contained in concentrate sales (millions of lbs)	37.1	38.7	101.8	110.0

(i)          Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average historical silver to gold ratio (50:1) which is used and presented solely for quarter-over-quarter comparative purposes only.

(ii)      2012 third quarter gold production: El Peñón — 83,092 ounces; Minera Florida — 18,508 ounces (excluding commissioning production), Chapada — 31,281 ounces and Mercedes — 31,497 ounces; and silver production: El Peñón — 1.8 million ounces; Minera Florida — 0.2 million ounces (excluding commissioning production), Chapada — 0.1 million ounces and Mercedes — 0.1 million ounces.

2012 nine-month gold production: El Peñón — 224,109 ounces; Minera Florida — 59,788 ounces (excluding commissioning production), Chapada — 89,534 ounces and Mercedes — 71,957 ounces (excluding commissioning production); and silver production: El Peñón — 5.5 million ounces; Minera Florida — 0.6 million ounces (excluding commissioning production), Chapada — 0.3 million ounces and Mercedes — 0.3 million ounces (excluding commissioning production).

(iii)  The Company holds a 12.5% interest in Alumbrera.

(iv)    A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Adjusted Earnings and Adjusted Earnings per Share.

(v)        Commissioning was completed at Mercedes achieving commercial production effective February 1, 2012. Commissioning of Tailings Re-treatment at Minera Florida began in May 2012.

5.             OVERVIEW OF RESULTS

5.1                   OVERVIEW OF FINANCIAL RESULTS

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
(in thousands of United States Dollars; unless otherwise noted)	2012	2011	2012	2011
Revenues	$611,807	$555,211	$1,707,257	$1,604,571
Cost of sales excluding depletion, depreciation and amortization	(231,660)	(189,429)	(624,526)	(538,308)
Gross margin	380,147	365,782	1,082,731	1,066,263
Depletion, depreciation and amortization	(100,989)	(93,619)	(283,544)	(263,148)
Mine operating earnings	279,158	272,163	799,187	803,115
Other expenses (i)	(94,139)	(83,437)	(278,955)	(175,843)
Equity earnings from associate	20,644	9,425	32,496	37,750
Earnings from operations before income taxes	205,663	198,151	552,728	665,022
Income tax expense	(145,698)	(82,384)	(279,826)	(206,326)
Net earnings	$59,965	$115,767	$272,902	$458,696
Earnings adjustments (ii):
Non-cash unrealized foreign exchange losses on income taxes	2,879	50,957	28,472	41,813
Other non-cash unrealized foreign exchange losses	6,682	25,473	23,805	14,776
Non-cash unrealized gains on derivatives	(237)	(617)	(371)	(676)
Share-based payments/mark-to-market	9,878	6,628	22,207	13,898
Change in Chilean tax rates on deferred taxes	83,830	—	83,830	—
Deferred income tax expense on translation of intercompany debt	(16)	(13,180)	(2,753)	(6,282)
Impairment of investment in available-for-sale securities and other assets	16,374	—	72,455	—
Share-purchase warrant mark-to-market gain and other non-recurring losses	—	9,466	—	10,978
Adjusted earnings before income tax effect	179,355	194,494	500,548	533,203
Income tax effect of adjustments	(1,767)	(4,227)	(3,584)	(4,549)
Adjusted earnings (ii)	$177,588	$190,267	$496,964	$528,654
Earnings per share - basic	$0.08	$0.16	$0.37	$0.62
Earnings per share - diluted	$0.08	$0.16	$0.36	$0.62
Adjusted earnings per share (ii) - basic and diluted	$0.24	$0.26	$0.67	$0.71

(i)          Other Expenses is the aggregate of the following expenses: general and administrative of $37.3 million for 3 months and $106.9 for 9 months (2011-$27.5 million and $89.0 million), exploration of $15.3  million for 3 months and $42.9 for 9 months (2011-$7.7 million and $23.3 million), other operating expenses of $26.6 million for 3 months and $82.6 for 9 months (2011-$16.6 million and $31.4 million) and net finance expense of $14.9 million for 3 months and $46.6 for 9 months (2011-expense $31.6 million and expense $32.1 million).

(ii)      A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Adjusted Earnings and Adjusted Earnings per Share.

Acquisition of Extorre

The Company acquired all issued and outstanding shares of Extorre Gold Mines Limited (“Extorre”) and the transaction closed on August 22, 2012.  Total amount paid to acquire Extorre was $450.9 million of which $363.9 million was cash, $74.4 million in common shares of Yamana and other consideration of $12.6 million, which included the value of stock options assumed and transaction costs.  The acquisition has been accounted for by the Company as a purchase of assets and assumption of liabilities rather than as a business combination as significant inputs and process that constitute a business were not identified.

With the completion of the acquisition, the Company adds several exploration and development stage precious metals projects, the most advanced of which is Cerro Moro, a high grade, gold silver deposit with approximately 1.36 million gold equivalent ounces (“GEO”) indicated mineral resources and 1.05 million GEO inferred mineral resources, located in the province of Santa Cruz, Argentina.

Evaluation of exploration and development plans of Cerro Moro is underway.  These evaluations are expected to be completed by the end of 2012.  A total of $5 million to be spent in 2012 on this newly acquired property are to increase and upgrade categories of mineral resources, with a focus on certainty in the definition of grade and size of the orebody.

For the three months ended September 30, 2012

Net earnings for the quarter were $60.0 million or $0.08 per share on a basic and diluted basis, compared with net earnings of $115.8 million or basic and diluted earnings per share of $0.16 for the third quarter of 2011. Net earnings for the third quarter of 2012 were impacted by an increase in the Chilean tax rate enacted in late September which affects the tax rates on both current and deferred income taxes.  The Company has applied the new tax rate on all of its Chilean deferred income tax liabilities resulting in an adjustment to net earnings during the reporting period although deferred income taxes would only be paid on a direct disposition of the asset that may never occur.  The additional taxes from the change in the Chilean tax rate may also never be paid.

Adjusted earnings were $177.6 million or $0.24 basic and diluted earnings per share in the third quarter of 2012, compared with $190.3 million or $0.26 per share in the same quarter of 2011. Lower adjusted earnings is attributed to lower metal prices, primarily copper and silver prices, partly offset by higher volume of gold sales and increased equity earnings from the Company’s interest in Alumbrera.

Revenues were $611.8 million in the third quarter compared with $555.2 million in the same quarter of 2011. Mine operating earnings were $279.2 million in the quarter, compared with $272.2 million in the third quarter of 2011.  Higher revenues and mine operating earnings were mainly due to higher sales volume of gold from the production of the new Mercedes mine, which was under construction during the comparative period, partly offset by lower metal prices and lower volume of copper concentrate sales.

Revenues for the quarter were generated from the sale of 297,406 GEO and 37.1 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment. This compares to production excluding Alumbrera of 266,351 GEO ounces and 38.7 million pounds of copper in the third quarter of 2011.

During the quarter, market fundamentals remained firm for gold and gold prices started to trend upward largely in reaction to the easing of monetary policy by most of the major economies.  Compared with the third quarter of 2011, current quarter average realized gold price in 2012 was $1,680 per ounce versus $1,697 per ounce in 2011, current quarter average realized copper price was $3.54 per pound versus $3.98 per pound and current quarter average realized silver price was $30.76 per ounce compared to $37.52 per ounce in the third quarter of 2011.  Although average realized prices for gold, copper and silver were lower than those in the third quarter of 2011, average realized prices for gold and silver trended upward from the second quarter of 2012, increased by 5% and 14%, respectively, consistent with market prices.

Revenues for the quarter are comprised of the following:

	2012				2011
Three months ended September 30,			Realized
(in thousands of United States Dollars; unless otherwise noted)	Quantity Sold		Price	Revenues	Revenues
Gold (i)	252,813	oz	$1,680	$424,826	$364,752
Silver	2,229,625	oz	$30.76	68,588	96,365
Total precious metals	297,406	GEO		493,414	461,117
Copper (i)	37,087,751	lbs	$3.54	131,372	153,996
Gross Revenues				$624,786	$615,113
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				$(8,430)	$(10,395)
- Sales taxes				(10,969)	(10,521)
- Metal price adjustments related to concentrate revenues				6,157	(41,679)
- Other adjustments				263	2,693
Revenues				$611,807	$555,211

(i)          Includes payable copper and gold contained in concentrate.

Cost of sales excluding depletion, depreciation and amortization for the quarter was $231.7 million compared with $189.4 million in the third quarter of 2011 due to the additional volume of gold sales from Mercedes, which was under construction in the same period in 2011, and higher cash costs per GEO.  The following table provides a reconciliation of the co-product cash costs to the cost of sales excluding depletion, depreciation and amortization for the quarter:

	2012				2011
Three months ended September 30,	GEO or Pounds of Copper		Co-product Cash Cost
(in thousands of United States Dollars; unless otherwise noted)	Produced		per Unit	Total	Total
Chapada — (GEO) (i)	33,610	oz	$341	$11,448	$11,886
Chapada — Copper	39,375,481	lbs	1.38	54,167	60,197
El Peñón (GEO) (i)	118,457	oz	422	49,989	49,133
Jacobina	30,028	oz	768	23,051	20,634
Gualcamayo	38,248	oz	669	25,600	16,513
Minera Florida (GEO) (i)	22,339	oz	826	18,463	15,630
Fazenda Brasileiro	18,601	oz	803	14,946	13,475
Mercedes (GEO) (i)	33,713	oz	490	16,533	—
Co-product cash cost of sales (ii)				$214,198	$187,468
Add (deduct):
- Inventory and other adjustments				18,162	3,810
- Chapada concentrate treatment and refining charges				(8,430)	(10,396)
- Other commercial costs				2,849	6,955
- Overseas freight for Chapada concentrate				4,882	1,592
Cost of sales excluding depletion, depreciation and amortization				$231,660	$189,429

(i)          Silver ounces reported are gold equivalent ounces for El Peñón, Minera Florida, Chapada and Mercedes.

(ii)      A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

Depletion, depreciation and amortization (“DDA”) expense for the quarter was $101.0 million, an increase from $93.6 million in the third quarter of 2011. The impact in DDA is mainly driven by higher volume of gold sales and the additional DDA from the Mercedes mine, which was under construction during the comparative period in 2011.

Other expenses as an aggregate of general and administrative, exploration, other operating and net finance expenses were $94.1 million in the three months ended September 30, 2012, compared to $83.4 million in the third quarter of 2011.  The increase in other expenses is detailed below.

General and Administrative expenses were $37.3 million compared to $27.5 million in 2011.  The increase in administrative expenses was due to the expanded administration of the Company’s growing operations including the addition of the Mercedes mine.

Consistent with the Company’s exploration plans to pursue organic growth while continuing to build on its successful record of replacing and increasing mineral reserves and mineral resources, exploration expenses increased to $15.3 from $7.7 million incurred the comparative quarter in 2011.

Other operating expenses were $26.6 million compared to $16.6 million in the comparative quarter of 2011 due to non-cash impairment losses recognized during the period, in particular the impairment losses on available-for-sale investment which accounted for $9.8 million.

Net finance expense was $14.9 million for the third quarter compared with net finance expense of $31.6 million in 2011.  Significantly lower net finance expense in the current quarter, compared to the third quarter of 2011, was mainly due to lower unrealized exchange losses partially offset by interest expense on higher debt level and lower capitalization of borrowing cost as Mercedes completed commissioning in February.  In the third quarter of 2011, higher unrealized exchange losses related to monetary assets and liabilities were recorded as a result of the increase in the value of the Brazilian and Chilean currencies versus the United States Dollar.

Equity earnings from associate were $20.6 million for the quarter compared with $9.4 million in the third quarter of 2011. Cash distributions from the Company’s equity investment in Alumbrera during the quarter were nil compared to $0.4 million in the third quarter of 2011.

Export sales were suspended by Alumbrera during the second quarter of 2012 due to a new resolution in respect to export revenue repatriation in Argentina.  Export sales resumed in July under standard sales terms with the backlog expected to be sold in the second half of 2012 following an amendment to the original resolution extending the period for the repatriation of net export sales proceeds.

The Company recorded an income tax expense of $145.7 million for the quarter (2011: tax expense of $82.3 million) of which $83.8 million was related to the impact of increased Chilean tax rates on deferred income taxes.  The potential impact of this Chilean tax rate change was disclosed and discussed in the Company’s second quarter report.  As the charge is non-cash and relates to deferred tax balances recorded in prior years, it is added back to adjusted earnings.  The current quarter income tax provision reflects a current income tax expense of $46.8 million (2011: tax expense $52.4 million) and a deferred income tax expense of $98.9 million (2011: deferred tax expense $30.0).  Although taxes are accrued at a rate of 30% for accounting purposes, the adjusted tax rate for the third quarter of 2012 was 26%, in line with the comparative third quarter of 2011.  The adjusted tax rate for the third quarter of 2012 excludes the effect of the Chilean tax increase on deferred income taxes.

Cash and cash equivalents as at September 30, 2012 were $400.4 million compared to $550.4 million as at December 31, 2011.  The lower cash balance was due to the cash consideration paid upon the acquisition of Extorre in August 2012.

Cash flows generated from operations before changes in non-cash working capital items (a non-GAAP measure, see Section 13) for the quarter ended September 30, 2012 were $285.7 million compared to $330.5 million for the same period ended September 30, 2011. The decrease was due to lower earnings in the third quarter of 2012.  Additionally, the Company did not receive any cash dividends from Minera Alumbrera in the third quarter of 2012 compared to $0.4 million received in the third quarter of 2011.  Cash flows from operations after taking into effect changes in working capital items for the period ended September 30, 2012 were $363.1 million, compared to inflows of $342.3 million for the same period ended September 30, 2011. The increase was mainly attributed to the increase of trade payables and other payables due to timing of payments.

The Company has over $1.15 billion in available funds to continue to invest in future growth.

For the nine months ended September 30, 2012

Net earnings for the first nine months were $272.9 million or $0.37 basic and $0.36 diluted earnings per share, compared with net earnings of $458.7 million or basic and diluted earnings per share of $0.62 for the same period of 2011.  In addition to the items impacting adjusted earnings discussed below, net earnings were impacted by an increase in the Chilean tax rates, enacted in late September, which affected the tax rates on both current and deferred income taxes.

Adjusted earnings were $497.0 million or $0.67 basic and diluted earnings per share in the first nine months of 2012, compared with $528.7 million or $0.71 per share in the same period of 2011. Lower adjusted earnings is mainly attributed to lower prices for copper and silver, lower volumes of copper and concentrate sold, partly offset by higher average realized gold prices and gold ounces sold during the period.  Lower equity earnings from the Company’s investment in Alumbrera also affected net earnings for the period.

Average realized price of gold was $1,661 per ounce, consistent with market prices, compared with $1,532 per ounce for the same period in 2011.  Average realized copper price was $3.62 per pound versus the average of $4.15 per pound, and average realized price for silver was $30.15 per ounce compared to $36.42 per ounce in the first nine months of 2011.

Revenues were $1.7 billion in the first nine months compared with $1.6 billion in the same period of 2011 mainly due to an increase of realized prices for gold and increased sales of gold partly offset by lower sales volume of concentrate, copper and silver, and lower prices for copper and silver.  Mine operating earnings were $799.2 million, compared with $803.1 million in the first nine months of 2011.

Revenues for the nine months ended September 30 are comprised of the following:

	2012				2011
Nine months ended September 30,	Quantity		Realized
(in thousands of United States Dollars; unless otherwise noted)	Sold		Price	Revenues	Revenues
Gold (i)	704,856	oz	$1,661	$1,170,973	$986,054
Silver	6,724,274	oz	$30.15	202,734	252,911
Total precious metals	839,341	GEO		1,373,707	1,238,965
Copper (i)	101,787,989	lbs	$3.62	368,020	456,606
Gross Revenues				$1,741,727	$1,695,571
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				$(21,186)	$(22,345)
- Sales taxes				(29,471)	(31,153)
- Metal price adjustments related to concentrate revenues				15,273	(43,675)
- Other adjustments				914	6,173
Revenues				$1,707,257	$1,604,571

(i)          Includes payable copper and gold contained in concentrate.

Cost of sales excluding depletion, depreciation and amortization for the nine months was $624.5 million compared with $538.3 million in the first nine months of 2011 due to the additional volume of gold sales from Mercedes, which was under construction in the same period in 2011, and higher cash costs per GEO and per pound of copper. The following table provides a reconciliation of the co-product cash costs to the cost of sales excluding depletion, depreciation and amortization for the nine-month period:

	2012				2011
Nine months ended September 30,	GEO or Pounds of		Co-product Cash Cost
(in thousands of United States Dollars; unless otherwise noted)	Copper Produced		per Unit	Total	Total
Chapada — (GEO) (i)	95,673	oz	$328	$31,414	$32,227
Chapada — Copper	110,086,065	lbs	1.40	153,956	160,278
El Peñón (GEO) (i)	334,377	oz	450	150,537	142,572
Jacobina	88,526	oz	722	63,932	57,618
Gualcamayo	115,808	oz	550	63,681	52,805
Minera Florida (GEO) (i)	71,021	oz	794	56,377	44,365
Fazenda Brasileiro	48,879	oz	878	42,939	37,444
Mercedes (GEO) (i) (ii)	77,608	oz	510	39,594	—
Co-product cash cost of sales (iii)				$602,430	$527,309
Add (deduct):
- Inventory and other non-cash adjustments				22,731	9,563
- Chapada concentrate treatment and refining charges				(21,186)	(22,346)
- Other commercial costs				8,160	14,533
- Overseas freight for Chapada concentrate				12,391	9,249
Cost of sales excluding depletion, depreciation and amortization				$624,526	$538,308

(i)          Silver ounces reported are gold equivalent ounces for El Peñón, Minera Florida, Chapada and Mercedes.

(ii)      Mercedes cost of sales excluding depletion, depreciation relates to the period sales post the completion of commissioning effective February 1, 2012.

(iii)  A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

Depletion, depreciation and amortization (“DDA”) expense for the first nine months was $283.5 million, an increase from $263.1 million in the same half of 2011. The impact in DDA is mainly driven by higher volume of gold sales and the additional DDA from the Mercedes mine, which was under construction during the comparative period in 2011.

Other expenses as an aggregate of general and administrative, exploration, other operating and net finance expenses were $279.0 million in the nine months ended September 30, 2012, compared to $175.8 million in the first nine months of 2011.  The increase in Other Expenses is detailed below.

General and Administrative expenses were $106.9 million compared to $89.0 million in 2011.  The increase in administrative expenses was due to the expanded administration of the Company’s growing operations.

Consistent with the Company’s exploration plans to pursue organic growth while continuing to build on its successful record of replacing and increasing mineral reserves and mineral resources, exploration expenses increased to $42.9 from $23.3 million in the first nine months of 2011.

Other operating expenses were $82.6 compared to $31.4 million in the comparative period of 2011 mainly due to non-cash impairment losses recognized during the period, in particular the impairment losses on available-for-sale investment accounted for $57.2 million in the first nine months of 2012.

Net finance expense was $46.6 million for the first nine months compared with net finance expense of $32.1 million in 2011.  Higher net finance expense, compared to the first nine months of 2011, was mainly due to interest expense on higher debt level and lower capitalization of borrowing costs as Mercedes completed commissioning in February 2012.

Equity earnings from associate were $32.5 million for the first nine months compared with $37.8 million in the same period in 2011.  Cash distributions from the Company’s equity investment in Alumbrera during the period were nil compared to $27.4 million in the first nine months of 2011.  Export sales were suspended by Alumbrera during the second quarter of 2012 due to the new resolution in respect to revenue repatriation in Argentina.  Subsequently, the resolution was refined, resulting in the resumption of export sales in July with the backlog expected to be sold in the second half of 2012.

The Company recorded an income tax expense of $279.8 million for the first nine months (2011: tax expense of $206.3 million). Higher income tax expense was mainly due to the change in tax rates in Chile.  The current period income tax provision reflected a current income tax expense of $159.3 million (2011: tax expense $180.8 million) and a deferred income tax expense of $120.5 million (2011: deferred tax expense of $25.6).  The adjusted tax rate for the first nine months was 25.9% compared with an adjusted tax rate of 26.2% for the first nine months of 2011.

Cash flows generated from operations before changes in non-cash working capital items (a non-GAAP measure, see Section 13) for the nine-month period ended September 30, 2012 were $746.9 million compared to $945.9 million for the same period ended September 30, 2011.  Cash flows from operations after taking into effect changes in working capital items for the period ended September 30, 2012 were $790.2 million, compared to inflows of $886.9 million for the same period ended September 30, 2011.

5.2                   OVERVIEW OF OPERATING RESULTS

For the three months ended September 30, 2012

Total production was a record 310,490 GEO for the third quarter, including the Company’s attributable production from the Alumbrera mine of 13,633 GEO and production during commissioning of the tailings re-treatment project at Minera Florida of 1,861 GEO, compared with production of 279,274 GEO for the quarter ended September 30, 2011.  Commercial production for the quarter of 308,629 GEO was also a quarterly production record, representing an 11% quarter-to-quarter increase.  The production increase was mainly due to the contribution from the Company’s new mine, Mercedes in Mexico and increased production from Fazenda Brasileiro.  Production from all mines was in line with plan except for Minera Florida, where the ramp-up of the tailings re-processing plant was delayed in part due to the installation of a zinc recovery plant which is expected to further improve the cost structure through additional zinc by-product credits. Build-up of ore stockpiles at Chapada, El Peñón, Jacobina and Gualcamayo continued to provide greater flexibility in respect to future production.

By-product cash costs (a non-GAAP measure, see Section 13) were $201 per GEO, compared with $94 per GEO in the third quarter of 2011.  By-product cash costs were impacted by lower copper sale credits as a result of lower market prices.  The average market price for copper was 14% lower than that for the third quarter of 2011.

Co-product cash costs (a non-GAAP measure, see Section 13) were $531 per GEO compared with $468 per GEO for the third quarter of 2011.  Planned lower gold grades at certain mines and higher input costs during the period primarily impacted by-product and co-product cash costs.

Copper production for the third quarter was 39.4 million pounds from the Chapada mine, compared with 41.4 million pounds for the third quarter 2011.  Chapada copper production was lower primarily as a result of expected lower copper grade and recovery rate offset by higher throughput compared with the third quarter of 2011.  Additionally, 10.4 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 9.5 million pounds for the quarter ended September 30, 2011.  Total copper production for the third quarter was 49.8 million pounds, compared with 50.9 million pounds in the same quarter of 2011.

Co-product cash costs per pound of copper (a non-GAAP measure, see Section 13) were $1.38 for the quarter from the Chapada mine, compared with $1.45 per pound for the third quarter in 2011.  Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera mine were $1.49 per pound versus $1.48 per pound for the quarter ended September 30, 2011.

The Company anticipates average by-product cash costs for the year to be lower than $250 per GEO, in line with previous guidance.  By-product cash costs are highly dependent on copper price assumptions.  A downward trend in co-product cash costs is expected to result from the continued ramp-up of production at Mercedes, additional lower-cost production from the tailings re-treatment material at Minera Florida and the expected grade improvement during the fourth quarter at El Peñón and at Jacobina beginning in the fourth quarter.

For the nine months ended September 30, 2012

Total production from operations exceeded plan and was 878,021 GEO for the first nine months of the year, including production during commissioning from Mercedes and the tailings re-treatment project at Minera Florida, and the Company’s attributable production from the Alumbrera mine.  Commercial production was 867,201 GEO, compared with commercial production of 825,379 GEO for the comparative quarter ended September 30, 2011, representing a 5% year-to-year increase.  The production increase was mainly due to the contribution from the Company’s new mine, Mercedes in Mexico.

By-product cash costs (a non-GAAP measure, see Section 13) were $242 per GEO, compared with $9 per GEO in the first nine months of 2011.  Cash costs for the nine-month period were impacted by lower copper sale credits as a result of lower market prices and lower sales volume of copper pounds.  The average market price for copper was 14% lower than that for the first nine months of 2011.  Lower average grades, higher input costs during the period primarily due to higher prices for consumables and mining inflation have also impacted by-product and co-product cash costs.

Co-product cash costs (a non-GAAP measure, see Section 13) were $529 per GEO compared with $456 per GEO for the first nine months of 2011.

Copper production for the first nine months was 110.1 million pounds from the Chapada mine, compared with 120.6 million pounds for the same period of 2011.  Chapada copper production was lower primarily as a result of lower copper grade and recovery rate compared with the first nine months of 2011 and an interruption due to the ball mill overhaul in the first quarter of 2012.  Copper production for the nine months compared to the same period of 2011 is in line with the mine plan as a result of lower grade expected this year relative to 2011.  Additionally, 28.9 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 26.0 million pounds for the nine months ended September 30, 2011. Total copper production for the first nine months was 139.0 million pounds, compared with 146.6 million pounds in the same period of 2011.

Co-product cash costs per pound of copper (a non-GAAP measure, see Section 13) were $1.40 for the first nine months of 2012 from the Chapada mine, compared with $1.33 per pound for the first nine months in 2011.  Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera mine were $1.46 per pound versus $1.38 per pound for the nine months ended September 30, 2011.

6.                                      OPERATING MINES

CHAPADA, BRAZIL

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Operating Statistics	2012	2011	2012	2011
Production
Concentrate (tonnes)	70,151	74,312	195,617	215,898
GEO contained in concentrate production (ounces) (i)	33,610	36,075	95,673	101,034
Copper contained in concentrate (millions of pounds)	39.4	41.4	110.1	120.6

By-product cash costs per oz of gold produced (ii)	$(1,659)	$(2,045)	$(1,812)	$(2,705)
Co-product cash costs per oz of gold produced (ii)	$341	$329	$328	$319
Co-product cash costs per lb of copper produced (ii)	$1.38	$1.45	$1.40	$1.33

Ore mined (tonnes)	6,389,359	5,731,928	16,565,810	15,874,494
Ore processed (tonnes)	5,566,744	5,075,556	15,856,890	15,021,607

Gold feed grade (g/t)	0.30	0.33	0.30	0.32
Copper feed grade (%)	0.40	0.42	0.38	0.42
Concentrate grade - gold (g/t)	13.87	15.10	14.24	14.60
Concentrate grade - copper (%)	25.46	25.30	25.53	25.30

Gold recovery rate (%)	58.6	66.0	59.3	65.0
Copper recovery rate (%)	80.6	87.5	82.5	87.7

Sales (iii)
Concentrate (tonnes)	69,694	73,417	194,116	211,657
Payable gold contained in concentrate (ounces)	28,202	28,618	87,750	96,273
Payable silver contained in concentrate (ounces)	84,039	80,924	197,422	185,678
Payable copper contained in concentrate (millions of pounds)	37.1	38.7	101.8	110.0
Depletion, depreciation and amortization per gold equivalent ounce sold	$80	$71	$71	$61

Depletion, depreciation and amortization per copper pound sold	$0.26	$0.21	$0.26	$0.21

(i)          Silver is a marginal metal produced by the Chapada mine. It was treated as a by-product and excluded from production GEO prior to 2012. Effective January 1, 2012, silver is treated as a gold equivalent. Chapada produced 116,431 ounces and 306,932 ounces of silver in the third quarter and 9-month period of 2012, respectively (third quarter of 2011: 114,717 ounces, 9 months of 2011: 310,312 ounces).

(ii)      A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

(iii)  Quantities sold include quantity adjustment on provisional and final invoice settlements.

Chapada produced a total of 33,610 GEO contained in concentrate in the third quarter of 2012 compared with 36,075 GEO contained in concentrate in the same quarter of 2011. Chapada copper production was 39.4 million pounds in the quarter compared with production of 41.4 million pounds of copper in the third quarter of 2011.

Production for the quarter was consistent with the mine plan, which indicated lower grades and recovery rates for 2012 relative to 2011.  Production levels from Chapada will be less in 2012 compared to 2011 consistent with the mine plan, however, gold production is expected to increase late 2013 and in the years to follow, mostly as a result of the start-up of the oxide gold operation at Suruca and the expected gold and copper production from Corpo Sul beginning in 2014.

By-product cash costs for the quarter were negative $1,659 per GEO compared with negative $2,045 per GEO for the same quarter in 2011.  Lower by-product cash cost credits were due to lower copper sale credits as a result of lower market prices and lower sales volume of copper pounds.  The favourable effects of higher tonnage mined and tonnage processed on by-product and co-product cash costs per GEO were partly offset by lower feed grades and lower recovery rates during the quarter compared to that of the third quarter of 2011.  To reverse the trend of lower grades and lower recovery rates, a study to increase grind capacity has been started and a CIL project is planned for 2013.

Co-product cash costs were $341 per GEO in the third quarter, virtually unchanged from $329 per gold ounce in the same quarter of 2011.  Co-product cash costs for copper were $1.38 per pound in the third quarter versus $1.45 per pound in the same quarter of 2011.

Chapada revenues for the quarter net of sales taxes and treatment and refining costs were $174.0 million (2011 — $149.1 million).  Revenues included mark-to-market adjustments and final and provisional pricing settlements in the quarter of positive $6.2 million (2011 — negative $41.6 million).

In December 2011, the Company completed the feasibility study and basic engineering on the oxides at Suruca. The deposit will support an additional average production of 45,000-50,000 gold ounces per year to Chapada’s operations over an initial five years beginning in late 2013.

Drilling continued at Corpo Sul, a gold and copper deposit discovered in 2011 at the southwest end of the orebody of Chapada with mineral resources of higher average grade cores especially near the current Chapada pit.  The additional drilling has further defined the geometry and grade continuity of Corpo Sul from the southwest limits of the 2011 mineral resources for an additional strike length of 2.9 kilometres.  Mineralization and mineral resources have been traced along a combined strike length of almost 16 kilometres centered by the main Chapada pit.  These new discoveries have led to the initiation of a pre-feasibility study, which is currently underway and expected to be completed by year end.  Corpo Sul is expected to enhance throughput through the blending of this higher grade ore with ore from the main Chapada pit and as its size and scale increases, it will be evaluated as a stand-alone orebody.

The Company’s strategic plan is to ensure sustainable production from Chapada of 150,000 gold ounces and 135.0 million pounds of copper from 2013 for at least five years.

EL PEÑÓN, CHILE

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Operating Statistics	2012	2011	2012	2011
Production
GEO production (ounces)	118,457	120,627	334,377	360,543
Gold production (ounces)	83,092	76,347	224,109	230,776
Silver production (ounces)	1,768,273	2,213,974	5,513,378	6,488,305

Cash costs per gold equivalent ounce produced (i)	$422	$407	$450	$395

Ore mined (tonnes)	371,569	327,033	1,064,904	980,436
Ore processed (tonnes)	361,544	367,503	1,052,417	1,088,294

Gold feed grade (g/t)	7.72	6.77	7.08	7.10
Silver feed grade (g/t)	196.33	215.46	200.66	221.11

Gold recovery rate (%)	93.3	93.6	93.6	93.0
Silver recovery rate (%)	78.1	86.8	81.1	84.0

Sales
Gold sales (ounces)	82,045	80,255	221,138	228,644
Silver sales (ounces)	1,767,231	2,267,240	5,456,754	6,439,437

Depletion, depreciation and amortization per gold equivalent ounce sold	$293	$315	$305	$313

(i)          A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

El Peñón produced 118,457 GEO during the third quarter of 2012 compared to 120,627 GEO in the same quarter of 2011.  Production for the quarter consisted of 83,092 ounces of gold and 1.8 million ounces of silver, compared with 76,347 ounces of gold and 2.2 million ounces of silver produced in the third quarter of 2011.

Production of gold increased by 9%, compared with the same quarter of 2011, mainly as a result of higher feed grade, while production of silver decreased by 20% due to lower feed grade and lower recovery rate.  These variations in grade and recovery are consistent with the mine plan for 2012 and the result of the combination of ore from different veins and mines.

Cash costs were $422 per GEO in the third quarter, compared with $407 per GEO in the third quarter in 2011.  Higher maintenance costs, increases in power costs, diesel and other consumables in addition to other mining cost inflation compared to that of the third quarter of 2011, contributed to higher per unit cash costs, which are expected to decrease as feed grades are expected to continue to improve for the balance of 2012, according to the mine plan.

Exploration has been ongoing for 20 years at El Peñón, which has a long track record of replacement of ounces mined.  Exploration at Pampa Augusta Victoria (“PAV”) is being accelerated as part of the Company’s continuous exploration effort on high-grade areas at El Peñón.  This is expected to return significant near surface gold and silver values, improve production and provide mining flexibility for a sustainable production level of about 440,000 GEO per year and ultimately increase mine life.  Development has commenced at PAV.

GUALCAMAYO, ARGENTINA

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Operating Statistics	2012	2011	2012	2011
Production
Total gold production (ounces)	38,248	37,381	115,808	118,171

Cash costs per ounce produced (i)	$669	$442	$550	$447

Ore mined (tonnes)	3,925,278	1,849,256	8,426,668	5,697,328
Ore processed (tonnes)	1,664,568	1,844,293	5,739,970	5,623,063

Gold feed grade (g/t)	0.78	0.94	0.85	0.97
Gold recovery rate (%)	94.0	67.7	75.4	69.5

Sales
Gold sales (ounces)	42,095	38,354	115,804	119,418
Depletion, depreciation and amortization per gold ounce sold	$316	$366	$343	$363

(i)          A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Gualcamayo produced 38,248 ounces of gold in the third quarter, representing a 2% increase, compared with 37,381 ounces produced in the third quarter of 2011.  Higher production was mainly due to higher recoveries, in spite of lower feed grade.  The grade for the third quarter was consistent with plan.  Increased tonnage of ore mined reflects Gualcamayo’s continuous effort in stacking materials in preparation of transitioning to phase III of the mine as part of the planned expansion.  Recovery rate improved over the second quarter and the comparative quarter in 2011 as a result of the production from the new Valle Norte heap leach pad.

Cash costs were $669 per ounce in the quarter ended September 30, 2012 compared with $442 per ounce in the third quarter of 2011.  Inflationary pressures on labour and consumable costs, lower grade and re-handling of waste costs along with increased maintenance to improve availability of equipment resulted in higher cash costs.  Gualcamayo is an open pit operation along a mountain face and from time to time waste is removed and stored and then must be moved again once that ore has been accessed.  This movement, or re-handling, of waste will cause costs to increase from time to time.  This re-handling is also expected to have an impact on fourth quarter cost levels.  The Company is evaluating how to reduce the re-handling of waste and has initiated a maintenance program in an effort to better contain costs.  This is in addition to increased production through existing facilities, mainly from QDD Lower West, should reduce costs on a per ounce basis.

Underground development of QDD Lower West continues to advance and project completion remains on schedule.  Full ramp-up of Gualcamayo’s expansions to be completed by mid-2013 are expected to increase sustainable production to over 200,000 gold ounces per year beginning in 2014.

A scoping study on the evaluation of milling higher grade ore at Gualcamayo, subject to mineral resource increases in 2012 and 2013, has commenced and is expected to be completed in the first half of 2013.

JACOBINA, BRAZIL

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Operating Statistics	2012	2011	2012	2011
Production
Gold production (ounces)	30,028	31,567	88,526	89,693

Cash costs per ounce produced (i)	$768	$654	$722	$642

Ore mined (tonnes)	552,437	541,724	1,605,944	1,619,020
Ore processed (tonnes)	545,578	559,207	1,595,946	1,620,738

Gold feed grade (g/t)	1.81	1.89	1.83	1.85

Gold recovery rate (%)	94.4	92.9	94.2	93.3

Sales
Gold sales (ounces)	31,385	30,528	88,943	90,419
Depletion, depreciation and amortization per gold ounce sold	$430	$404	$411	$389

(i)          A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Gold production at Jacobina was 30,028 ounces in the third quarter, compared with 31,567 ounces produced in the third quarter of 2011.  The decrease in production in the third quarter compared to that of 2011, resulted from a decrease in feed grade and lower tonnage processed, partly offset by improved recoveries. Continued development of access to higher grade areas is expected to improve average ore grade beginning in the fourth quarter.

Cash costs were $768 per ounce for the third quarter compared with $654 per ounce in the third quarter of 2011.  Cash costs were impacted by higher labour inflation and maintenance costs in addition to continued rock support improvements made during the quarter.

The Company continues to focus on upgrading the current mineral resources at Canavieiras and Morro do Vento and improving overall mineral reserve grade for the mine.  Development of these high-grade areas creates the opportunity for production to increase to approximately 140,000 ounces beginning in 2014.

MINERA FLORIDA, CHILE

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Operating Statistics	2012	2011	2012	2011
Production
GEO commercial production (ounces)	22,339	26,577	71,021	79,588
GEO commissioning production (ounces)	1,861	—	1,861	—
GEO total production (ounces)	24,200	26,577	72,882	79,588
Gold commercial production (ounces)	18,508	22,569	59,788	68,589
Gold commissioning production (ounces)	1,486	—	1,486	—
Gold total production (ounces)	19,994	22,569	61,274	68,589
Silver commercial production (ounces)	191,547	200,399	561,669	549,966
Silver commissioning production (ounces)	18,750	—	18,750	—
Silver total production (ounces)	210,297	200,399	580,419	549,966

Cash costs per gold equivalent ounce produced (i)	$826	$588	$794	$557

Ore mined (tonnes)	209,135	233,611	654,071	657,167
Ore processed (tonnes)	227,246	242,670	680,347	713,241

Gold feed grade (g/t)	2.97	3.45	3.24	3.55
Silver feed grade (g/t)	37.16	38.01	35.42	34.99

Gold recovery rate (%)	80.5	84.0	80.9	84.2
Silver recovery rate (%)	67.3	67.6	66.5	68.1

Sales
Gold sales (ounces)	18,834	22,691	59,380	68,260
Silver sales (ounces)	276,851	301,300	728,714	504,285

Depletion, depreciation and amortization per gold equivalent ounce sold	$655	$474	$608	$425

(i)          A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Minera Florida produced a total of 22,339 GEO in the quarter, compared with 26,577 GEO in the third quarter of 2011. The expected lower production was mainly a result of the combined effect of lower gold and silver feed grades, lower gold recovery rate, and lower tonnage mined and processed.  Grade variations are due to the combination of production areas included in the mine plan compared to that of the third quarter of 2011.  Mine and plant production were also affected by weather, which extended its effects from the second quarter into the third quarter.

In addition, the mine produced 1,315 tonnes of zinc in the third quarter, compared with 2,389 tonnes of zinc produced in the third quarter of 2011.  Zinc is accounted for as a by-product credit to cash costs.

Cash costs for the third quarter were $826 per GEO compared with $588 per GEO in the same quarter in 2011 primarily as a result of higher cost for power, increased cost in temporary mine services and labour inflation, the adverse effect of lower production on unit costs, and lower credit from sales of zinc as a result of lower production and lower prices for zinc.

The Company’s expansion project at Minera Florida is expected to increase annual production by approximately 40,000 GEO per year for five years through the re-treatment of tailings. The tailings re-treatment plant was completed in May and ramp-up to design capacity was delayed in part due to the installation of a zinc recovery plant that was not initially contemplated. The zinc recovery plant is expected to further improve costs through the application of additional zinc by-product credits.  Production from tailings re-treatment for 2012 is expected to be in the range of 12,000 to 16,000 GEO and ramp up to 40,000 GEO per year in 2013.  Overall costs are expected to improve with the addition of tailings production given the lack of mining costs associated with the re-treatment of tailings.  In subsequent periods, mine grade is expected to be consistent with plan and overall site performance augmented by ramping up the processing of relatively low-cost historical tailings material.

The recently strengthened leadership team at the senior management level in Chile continues to focus on the operations in Chile and Mexico with the expansion at Minera Florida as their first priority.

MERCEDES, MEXICO

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Operating Statistics	2012	2011 (i)	2012	2011
Production
Commercial GEO production	33,713	—	77,608	—
Commissioning GEO production	—	—	8,959	—
Total GEO production	33,713	—	86,567	—
Commercial gold production (ounces)	31,497	—	71,957	—
Commissioning gold production (ounces)	—	—	8,201	—
Total gold production (ounces)	31,497	—	80,158	—
Commercial silver production (ounces)	110,817	—	282,522	—
Commissioning silver production (ounces)	—	—	37,912	—
Total silver production (ounces)	110,817	—	320,434	—

Cash costs per GEO produced (i)	$490	$—	$507	$—

Ore mined (tonnes)	138,809	—	377,580	—
Ore processed (tonnes)	151,415	—	438,903	—

Gold feed grade (g/t)	6.77	—	6.07	—
Silver feed grade (g/t)	74.23	—	75.90	—

Gold recovery rate (%)	94.5	—	94.4	—
Silver recovery rate (%)	29.6	—	29.7	—

Sales
Gold sales (ounces)	29,805	—	82,808	—
Silver sales (ounces)	101,504	—	341,385	—

Depletion, depreciation and amortization per gold ounce sold	$270	$—	$259	$—

(i)     Mercedes was under construction during 2011. Commissioning of the mine started in November 2011 and completed February 1, 2012.

Mercedes produced 33,713 GEO in the third quarter, representing increases of 17% over the second quarter production and 41% over the first quarter.  Third quarter production consists of 31,497 ounces of gold and 0.1 million ounces of silver.  Production at Mercedes has increased in consecutive quarters since the declaration of commercial production for Mercedes in February 2012.

Cash costs per GEO were $490 for the third quarter, 2% lower than the cash costs in the second quarter and 8% lower than the first quarter, representing decreases in consecutive quarters since the beginning of commercial production.  Cash costs are expected to trend down as production continues to ramp up, averaging approximately $475 - $500 per GEO for the year.

Development continues at the Barrancas zone with the higher grade Lagunas Norte vein, one of the newest discoveries at the mine, which started production from sills in the third quarter.  Development of the vein structure in the Barrancas zone was not included in the original mine plan and represents a significant opportunity to increase production.  Infill drilling at Lupita is confirming the width and grades of mineralization and is expected to continue growth of the measured and indicated mineral resources that will extend mine life, maintain higher throughput and sustainable production levels.

Production is initially planned at an annual rate of 120,000 GEO per year, although for 2012 the Company plans to produce in excess of 105,000 GEO as the mine completes its ramp up.  With the acceleration of underground development and plant modifications, the Company expects production to increase to 125,000 — 135,000 GEO in 2013 with a target of 140,000 GEO thereafter.

OTHER MINES

The following table presents key operating data for the other continuing mining operations and investment in associate:

	Three months ended		Nine months ended
	September		September	September
	30,	September 30,	30,	30,
	2012	2011	2012	2011
FAZENDA BRASILEIRO, BRAZIL
Production
Gold production (ounces)	18,601	14,335	48,879	39,593
Cash costs per ounce produced (i)	$803	$940	$878	$946
Ore mined (tonnes)	252,333	255,169	758,056	718,740
Ore processed (tonnes)	255,769	249,752	777,491	701,692
Gold feed grade (g/t)	2.52	1.99	2.20	1.98
Gold recovery rate (%)	89.6	89.9	88.7	88.5
Sales
Gold sales (ounces)	20,448	14,534	49,032	40,477
Depletion, depreciation and amortization per gold ounce sold	$163	$268	$184	$249
ALUMBRERA (12.5% interest), ARGENTINA
Production
Concentrate (tonnes)	17,830	16,337	50,471	45,149
Gold production (ounces)	1,057	1,088	2,737	2,882
Gold production in concentrate (ounces)	12,576	11,624	32,572	33,875
Total gold produced	13,633	12,712	35,309	36,757
Copper contained in concentrate (millions of pounds)	10.4	9.5	28.9	26.0
By-product cash costs per ounce produced (i)	$(2,254)	$(1,216)	$(956)	$(1,468)
Co-product cash costs per ounce of gold produced (i)	$282	$259	$297	$248
Co-product cash costs per pound of copper produced (i)	$1.92	$1.58	$1.71	$1.64
Ore mined (tonnes)	1,084,296	773,632	2,944,981	1,770,514
Ore processed (tonnes)	1,271,732	1,239,638	3,657,187	3,598,981
Gold feed grade (g/t)	0.45	0.44	0.42	0.46
Copper feed grade (%)	0.44	0.44	0.43	0.43
Concentrate grade - gold (g/t)	21.92	22.18	20.01	23.48
Concentrate grade - copper (%)	26.51	26.50	26.02	26.10
Gold recovery rate (%)	72.8	71.8	70.6	69.8
Copper recovery rate (%)	85.1	79.5	83.5	76.7
Sales
Concentrate (tonnes)	26,524	14,361	43,947	43,152
Gold sales (ounces)	17,646	9,998	27,863	31,987
Gold doré sales (ounces)	920	1,179	2,172	2,969
Total gold sales (ounces)	18,566	11,177	30,035	34,956
Payable copper contained in concentrate sales (millions of pounds)	14.8	7.9	24.2	23.8

(i)          A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

FAZENDA BRASILEIRO, BRAZIL

Production at Fazenda Brasileiro was 18,601 ounces of gold in the third quarter compared to 14,335 ounces of gold in the third quarter of 2011, representing a 30% quarter-over-quarter increase.  The increased production was mainly due to higher gold grade and increased tonnage processed.  Compared with the previous quarters of the year, the third quarter production also represents increases of 15% over the second quarter production and 32% above the first quarter production.

Cash costs for the third quarter were $803 per ounce, 15% lower than $940 per ounce for the same period in 2011. Increases in tonnage processed positively impacted cash costs and more than offset the effect of mining inflation. Compared with the previous quarters of the year, the third quarter per-ounce cash costs also represent decreases of 3% from the second quarter and 23% from the first quarter cash costs.

The Fazenda Brasileiro mine was acquired in 2003 with two and a half years of mine life remaining based on known mineral reserves.  The Company has been mining at Fazenda Brasileiro for nearly nine years.  The mine continues to further outline exploration potential and mineral resource additions are expected in 2012.

Two new mineralization zones, CLX2 and Lagoa do Gato were discovered in 2009. The CLX2 zone is identified as having significant potential for high-grade sources of ore for the mill.  Both infill and extension drilling confirm the continuity of mineralization in both areas.  The Company continues to develop the high-grade mineral reserves at CLX2 with a focus on increasing mineral reserves and mineral resources. The Company is evaluating the possible extension of mine life.

ALUMBRERA, ARGENTINA

The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $20.6 million for the third quarter, compared with $9.4 million reported for the same quarter of 2011.  Higher earnings were due to the resumption of export sales by Alumbrera in the second quarter to comply with a new resolution in respect of repatriation of net proceeds from export sales set forth by the Argentine Government.  Subsequently, the Argentine Government amended its resolution enabling Alumbrera to resume exports sales of concentrate in July and the backlog of sales is expected to be realized during the second half of 2012.  The Company did not receive a cash distribution during the nine months ended September 30, 2012, compared with cash distributions of $0.4 million in the third quarter and $27.4 million for the nine-month period ended September 30,  2011.

Attributable production from Alumbrera was 13,633 ounces of gold and 10.4 million pounds of copper for the quarter. This compares with attributable production of 12,712 ounces of gold and 9.5 million pounds of copper for the third quarter of 2011.

By-product cash costs per ounce of gold were negative $2,254 in the quarter ended September 30, 2012, compared with negative $1,216 in the third quarter of 2011.  Co-product cash costs were $282 per ounce compared with $259 per ounce in the third quarter of 2011.

7.             CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

During the third quarter of 2012, all construction projects and all intermediate stage development projects were advancing to planned start-up. The following summary highlights key updates from the construction and development projects at the Company since the end of the second quarter of 2012.

Ernesto/Pau-a-Pique

Physical completion is on schedule for end of the year.  Ernesto/Pau-a-Pique commenced the commissioning phase, which will continue for the remainder of the year as will the process for obtaining the final operational permits.  Commercial production is expected by mid-2013.  As of September 30, 2012, physical advancement continued and was approximately 96% complete. Mine development and electromechanical works continued as expected.  Underground development at Pau-a-Pique continued to progress and reached a total length of more than 4,200 metres.  Annual production is expected to be approximately 90,000-100,000 gold ounces.

C1 Santa Luz

Construction is progressing to a planned physical completion by the end of 2012.  Start-up of operations is planned for early 2013 with commercial production expected by mid-2013.  Water availability for C1 Santa Luz will come from a reservoir for which water is collected during the rainy season, which usually starts in November.  The pace at which the ramp-up of production will occur, will depend on the speed at which water is accumulated in the reservoir.  As of September 30, 2012, physical advancement of the project was over 90% complete. Civil works and electromechanical assembly continued as planned.  Power line construction is expected to be completed in January 2013.  Annual production is expected to be approximately 100,000 gold ounces with average annual production during the first two full years to exceed 130,000 gold ounces.

Pilar

Construction progress is on schedule with commissioning and start-up of production expected by mid-2013 with commercial production expected by the end of 2013.  As at September 30, 2012, mine and plant were advanced to approximately 66% completion.  Civil works and electromechanical assembly continued as planned. Underground development at Pilar continued to progress and reached a total length of more than 8,000 metres and underground development at Caiamar has progressed more than 400 metres.

Annual production from the mine was originally estimated to be 120,000 ounces of gold.  The project is being built with 30% additional capacity to that contemplated in the feasibility study in anticipation of significant mineral resource growth.  Ore feed from Caiamar, a high-grade satellite deposit located 38 kilometres west of Pilar, is expected to contribute to production at Pilar thereby increasing production to a minimum of 140,000 gold ounces per year expected to begin as early as 2014.  Mineral resource development and work on a feasibility study continued at Caiamar during the quarter.  The ore from this deposit can be processed at Pilar with the higher grades offsetting the additional transportation costs.

Other

The Company continues to advance and evaluate additional organic projects, including Jeronimo and Suyai.

At Suyai, certain components that would lead to a feasibility study continued in the quarter.  Further advancement of the project will partly depend on the passage of new mining legislation that is pending.

At Jeronimo, the optimization studies, which supplement the feasibility study to further enhance the project economics and to create greater certainty on costs with the advanced engineering in progress, are expected to be delivered by the end of 2012.  The pressure oxidation plant final process design is in progress.  The benefit of completing the design of the pressure oxidation plant before a construction decision is that it will allow the Company to better assess how to reduce the consumption of sulfuric acid.  As sulfuric acid is the single largest consumable component in the cost structure, this initiative will potentially lead to a reduced cost structure for the project.  The review of the tailings disposal project, which relates to the thickening of tailings, has been completed; this tailings initiative is expected to reduce capital expenditures over the project life.  The Company will continue discussions with its joint venture partner, Codelco (43% owner of the project), toward an objective of evaluating a construction decision.

EXPLORATION

The Company is committed to developing its future based on its exploration successes and organic growth with programs targeting mineral reserve growth and mineral resource discovery in addition to development projects and discoveries at existing operations.

The budget for the 2012 exploration program of $125 million will continue to focus on increasing the Company’s mineral reserves and mineral resources, accelerating the development of new discoveries such as Jordino and Maria Lazarus at Pilar, the extension of Pampa Augusta Victoria and definition of a new discovery at El Peñón, the expansion of high grade mineral resources at Jacobina and the development of several greenfield projects with the potential to be brought into the Company’s project pipeline, enhancing present and future asset values. Included in the program is $5 million, which is expected to be spent at Cerro Moro, an advanced exploration and development stage project obtained through the recent acquisition of Extorre.

The following is a summary of the exploration expenditures for the current and comparative period:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
(in millions of Dollars)	2012	2011	2012	2011
Exploration capitalized (i)	$18.7	$29.7	$66.5	$65.6
Exploration expensed (ii)	15.3	7.7	42.9	23.3
Total exploration	$34.0	$37.4	$109.4	$88.9

(i)

Capitalized exploration costs are reflected in the Condensed Consolidated Interim Balance Sheet, property, plant and equipment as part of the additions to depletable producing property for near-mine exploration, assets under construction and tangible exploration and evaluation assets.

(ii)	Expensed exploration costs are reported in the Condensed Consolidated Interim Statements of Operations.

The following summary highlights key updates from the exploration and development program at the Company since the end of the second quarter of 2012.

ARGENTINA

Cerro Moro

On August 22, 2012, the Company acquired all of the issued and outstanding common shares of Extorre Gold Mines Limited that owned several exploration and development stage precious metals projects, the most advanced of which is the Cerro Moro project, a high-grade gold and silver deposit with approximately 1.36 million ounces of gold equivalent indicated mineral resources and 1.05 million ounces of gold equivalent inferred mineral resources, located in the province of Santa Cruz in Argentina.

Evaluation of exploration and development plans is underway.  The evaluations are expected to be completed by the end of 2012.  The $5 million is to be spent in 2012 on this newly acquired property to increase and upgrade categories of mineral resources, with a focus on certainty in the definition of grade and size of the orebody.  The recent granting of development permits by the Argentine government to a gold mining company for the building of a new mine in the province of Santa Cruz further demonstrates the mining-friendly position of the provincial government.

Gualcamayo

During the quarter, 13 diamond drill holes were completed at QDD Lower West.  Year-to-date, the Company has completed 60 diamond drill holes totaling 13,496 metres. The drilling was completed to extend the southwest extension of the main QDD lower West deposit and also to further delineate the Rodado breccia, which was discovered in 2011.

BRAZIL

Pilar

During the quarter diamond drilling was focused on infill drilling at the Jordino deposit.  A total of 50 diamond drill holes were completed on the down dip portion of the Jordino deposit to upgrade the inferred mineral resource to the indicated mineral resource category and further increase confidence in the deeper parts of the deposit.  For the remainder of the year, drilling will focus on the delineation of the Maria Lazarus deposit located 10 kilometres west of Jordino.

Chapada

Exploration at Corpo Sul, the newly discovered mineralized zone located southwest of and adjacent to the main pit at Chapada, has completed 29,000 metres of diamond drilling out of a total planned program of 32,000 metres.

Results since the discovery of Corpo Sul, in 2011, have established the zone as a new porphyry system south of the main Chapada pit with grades in excess of expected grades being mined in future years at the operation.  With continued drilling at 200-metre spacing, the Company has increased confidence in the continuity of the higher grades and the eventual increased size of Corpo Sul.

In the third quarter, 35 additional diamond drill holes have been completed on the southwest extension of Corpo Sul.  The additional drilling has further defined the geometry and grade continuity of Corpo Sul from the southwest limits of the 2011 mineral resource.  Results from the most recently received assays indicate all the high grade intersections are within 700 metres of the current Corpo Sul mineral resource and will extend the currently modeled mineral resource to the southwest.

The current drill results at Corpo Sul confirm the expansion of the mineralized zone and continue the recent exploration success at Chapada which commenced with Suruca in 2010 and Corpo Sul in 2011.  Mineralization and mineral resources have now been traced along a combined strike length of almost 16 kilometres centered by the main Chapada pit.

These new discoveries have led to the initiation of a pre-feasibility study that is now underway, which will define the role of Suruca and Corpo Sul in the future production at Chapada.  This study is expected to be completed by the end of 2012, and it is expected to include a new mineral resource at Corpo Sul using the current drilling information.  Corpo Sul is expected to enhance throughput through the blending of these higher grade ore with ore from the main Chapada pit and as its size and scale increases it will be evaluated as a stand-alone orebody.

In 2013, the Company expects to begin evaluating the area to the southeast of Corpo Sul and Chapada on targets that have already been identified, with the goal of unlocking further value at Chapada.  Exploration success to date should facilitate targeted sustainable annual production levels of approximately 150,000 ounces of gold and 135 million pounds of copper from 2013 for at least five years.  Continued exploration success is expected to extend this sustainable production level for a longer period within the overall mine life.

CHILE

El Peñón

During the quarter, 105 diamond and reverse circulation drill holes were completed at El Peñón.  The majority of the drilling was completed at Dorada West and the Elizabeth vein at Pampa Augusta Victoria.  The new and additional drilling to be completed in the fourth quarter will allow for initial mineral resource estimates to be completed at both new vein zones by the end of the first quarter of 2013.

Dorada West is located immediately to the west of Dorada, approximately halfway between the Providencia and Dorada vein deposits. Drilling has outlined mineralization along a strike length of approximately 900 metres and a dip length of 150 metres.  The deposit remains open to the south and down dip.

At Elizabeth drilling has outlined a vein structure that is very similar in appearance and grade to the Victoria vein located 400 metres to the west.  However, the vein width at Elizabeth is typically narrower than Victoria with the average width being less than one metre.

MEXICO

Mercedes

During the quarter, drilling totaled approximately 10,500 metres in 46 diamond drill holes.  The drilling was completed at the Diluvio/Lupita area and the Rey de Oro vein zone.

At Diluvio/Lupita, drilling was completed to convert inferred mineral resource at Lupita to indicated mineral resource and to also explore the gap between the Diluvio and Lupita vein zones and try to establish a link between the two deposits.  Although the drilling did establish a structural and mineralogical link between the two deposits, the grades of mineralization were uneconomic.

The Rey de Oro deposit lies on trend of the Klondike deposit approximately 200 metres further to the east-southeast.  Drilling on 60-metre centres along strike and down dip has identified a wide zone (greater than 30 metres) of near surface, quartz veinlet stockworking with locally well-developed quartz veins.  The stockwork zone is strongly oxidized and select high grade intervals were previously mined by artisanal miners.  Since the beginning of the year, 31 diamond drill holes have been completed at Rey de Oro.

Picacho

The Company commenced its first drilling campaign at Picacho in July with drilling results expected before the end of 2012.

8.             LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL COMMITMENTS

LIQUIDITY

During the third quarter of 2012, the Company continued to maintain a robust financial position and it expects its liquidity to remain strong through the availability of unused credit facilities and expected cash flows from operations which are impacted by higher forecast production levels and stable metal prices. As at September 30, 2012, the Company had met all of the externally imposed capital requirements.

The following is a summary of liquidity and capital resources balances:

	As at
	September 30,	December 31,
(in thousands of United States Dollars)	2012	2011
Cash	$400,419	$550,438
Trade and other receivables	$228,399	$206,101
Long-term debt	$(765,683)	$(431,769)
Working capital (i)	$431,856	$608,021

(i)          Working capital is defined as the excess of current assets over current liabilities

Cash and cash equivalents as at September 30, 2012 of $400.4 million compared to $550.4 million as at December 31, 2011.  Cash and cash equivalents are comprised of cash at bank and bank term deposits the sources and uses of which, during the period, are explained below.  Cash and working capital was lower than the balance as at December 31, 2011 due to the use of $364 million of cash in the purchase of Extorre.

Trade and other receivables at the end of the period were $228.4 million compared with $206.1 million as at December 31, 2011. Gold sales are made at spot prices and receivables are settled in less than a month. Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received within one to four weeks after shipping. Final assays and payment related to these sales are received approximately two to three months thereafter.

Tax credits receivable, which is classified as other financial assets, has decreased by $50 million as the credits have been used against tax payable since the beginning of the year.

Working capital was $431.9 million as at September 30, 2012, compared to $608.0 million as at December 31, 2011. The decrease in working capital was mainly attributable to payment of the cash consideration in the acquisition of Extorre.

	Three months ended
	September 30,	September 30,
(in thousands of United States Dollars)	2012	2011
Cash flows from operating activities	$363,059	$342,268
Cash flows generated from operations before changes in non-cash working capital items	$285,696	$330,522
Cash flows to financing activities	$(42,678)	$(60,414)
Cash flows to investing activities	$(619,134)	$(210,843)

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operations after taking into effect changes in working capital items for the period ended September 30, 2012 were $363.1 million, compared to inflows of $342.3 million for the same period ended September 30, 2011.

Changes in non-cash working capital items for the period ended September 30, 2012 period were cash outflows of $77.4 million compared to outflows of $11.8 million for 2011, mainly due to the favourable effect of the change of trade and other receivables related to Chapada concentrate receivable and increase in payables due to timing of construction payments.

Cash flows generated from operations before changes in non-cash working capital items (a non-GAAP measure, see Section 13) were $285.7 million compared to $331.0 million in the same quarter for 2011 mainly due to lower net earnings and the mark-to-market on sales of concentrate moving from a favourable adjustment to an unfavourable, compared with the same period ended September 30, 2011.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash outflows from financing activities for the three-month period ended September 30, 2012 were $42.7 million (2011: cash outflows of $60.4 million).  The decrease in cash outflows was mainly due to the repayment of debt of $30.0 million in 2011 partly offset by the increase in dividends paid in the third quarter of 2012.

CASH FLOWS TO INVESTING ACTIVITIES

Cash outflows to investing activities were $619.1 million for the quarter ended September 30, 2012 (2011: cash outflows of $210.8 million) of which substantially all relates to expenditures on property, plant and equipment.  Higher outflows during the quarter relate mainly to the Extorre acquisition and the acquisition of property, plant and equipment from increased expenditures on the construction of new mines and expansion of existing assets.

The following is a summary of capital expenditures including sustaining, expansionary and capitalized exploration by mine:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
(in thousands of United States Dollars)	2012	2011	2012	2011
BRAZIL
Chapada	$55,565	$23,162	$114,608	$41,287
Jacobina	15,903	19,394	39,534	44,970
Fazenda Brasileiro	4,263	9,975	13,254	23,507
Ernesto/Pau-a-Pique (i)	38,952	20,037	100,277	44,821
C1 Santa Luz (i)	27,239	20,258	82,296	42,303
Pilar (i)	37,980	14,386	100,824	41,198
CHILE
El Peñón	28,341	31,433	79,156	84,643
Minera Florida	18,547	26,060	111,048	60,798
Jeronimo	1,708	2,635	5,839	6,044
ARGENTINA
Gualcamayo	27,731	19,787	77,792	35,218
Cerro Moro	372,959	—	372,959	—
MEXICO
Mercedes (ii)	9,042	36,932	39,784	88,752
CANADA & OTHER	10,804	7,199	31,117	27,291
Total capital expenditures	$649,034	$231,258	$1,168,488	$540,832

(i)          Net of movement in accounts payable.

(ii)      On acquisition.

CAPITAL RESOURCES

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. As of October 19, 2012, the total number of shares outstanding were 751.5 million, the total number of stock options outstanding were 2.2 million, the total number of DSUs outstanding were 1.8 million and the total number of RSUs outstanding were 1.9 million.

During the quarter, the Company increased its quarterly dividend to $0.065 per share increasing 18% from $0.055 per share for an increased annual dividend rate of $0.26 per share.  Total dividend payments of $40.9 million for the quarter and $119.1 million for the first nine months, increasing by 83% and 79% respectively, compared to the dividends paid of $22.4 million and $66.6 million in the three-month and nine-month periods of 2011.

The following table summarizes the common shares and options outstanding as at September 30, 2012:

(in thousands)	Actual Outstanding as at September 30, 2012	Weighted average (i) Three months ended, September 30, 2012	Weighted average (i) Nine months ended, September 30, 2012
Common shares	751,464	748,529	746,858
Options	2,244	570	566
RSUs	1,936	996	878
DSUs	1,836	—	—
		750,095	748,302

(i)          The weighted average number of shares excludes anti-dilutive options and RSUs.

CONTRACTUAL COMMITMENTS

Day-to-day mining, expansionary and sustaining capital expenditures as well as administrative operations give rise to contracts requiring agreed upon future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, future operating cash flows and available credit facilities which provide access to additional funds.

As at September 30, 2012, the Company is contractually committed to the following:

(in thousands of United States Dollars)	Within 1 year	Between 1 to 3 years	Between 3 to 5 years	After 5 years	Total
Mine operating/construction and service contracts and other	$425,079	$318,551	$75,212	$12,066	$830,908
Long-term debt principal repayments (i)	—	15,000	73,500	681,500	770,000
Decommissioning, Restoration and Similar Liabilities (undiscounted)	10,926	18,209	29,936	211,698	270,769
	$436,005	$351,760	$178,648	$905,264	$1,871,677

(i)          Excludes interest expense.

9.             INCOME TAXES

The Company recorded an income tax expense of $145.7 million for the quarter (tax expense of $82.4 million for the third quarter of 2011). The current quarter income tax provision mainly reflects a current income tax expense of $46.8 million ($52.4 million for the third quarter of 2011) and a deferred income tax expense of $98.9 million ($29.9 million for the third quarter of 2011).

The Condensed Consolidated Interim Balance Sheet reflects recoverable tax installments in the amount of $13.7 million and an income tax liability of $66.3 million. Additionally, the balance sheet reflects a deferred tax asset of $138.5 million and a deferred tax liability of $2.1 billion.

The Company has elected, under IFRS, to record foreign exchange related to deferred income tax assets and liabilities and interest and penalties in the income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real, Argentinean Peso and Mexican Peso.  See Note 21 to the Condensed Consolidated Interim Financial Statements for a breakdown of the foreign exchange and interest and penalties charged to the income tax expense.

The adjusted tax rate for the third quarter and the nine-month period ended September 30, 2012 was 26%, in line with the comparative periods of 2011.  The annual forecasted rate of 30% is applied to net income before tax and excludes foreign exchange and changes to tax rates as described below.

The income tax provision is subject to a number of factors including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, changes in tax laws and the impact of specific transaction and assessments.  Due to the number of factors that can potentially impact the effective tax rate, it is expected that the Company’s effective tax rate will fluctuate in future periods.

During the second quarter, the Chilean government introduced significant changes to the Chilean taxation system.  In 2010, the first category tax rate was temporarily increased because of the earthquake to 20% in 2011, reducing to 18.5% in 2012 and returning to 17% in 2013.  The new tax reform proposed to increase the tax rate to 20% beginning in 2012.  On September 27, 2012, the new law was enacted.  The current quarter tax expense includes an additional $3.1 million in taxes retroactive to the beginning of the year.  The deferred taxes have also been adjusted by $86.2 million to reflect the new 20% rate.  Of this amount, $82.0 million relates to the increase in the deferred tax liability on the allocation of the purchase price of acquisitions on the Chilean operating and exploration assets.

The deferred taxes relating to the operating mines will reverse as the assets are depreciated or depleted.  The deferred tax liabilities relating to exploration will not reverse until the property becomes a mine subject to depletion, is written off or sold.  The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.  The adjustments related to prior periods have been added back for the purpose of determining adjusted earnings.

10.          ECONOMIC TRENDS, RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous inherent risks as a result of the nature of the business, global economic trends as well as local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

The Company assesses and minimizes these risks by adhering to its internal risk management protocols which include the application of high operating standards empowering individuals and establishing processes to be able to identify, assess, report and monitor risk at all levels of the organization. Through careful management and planning of its facilities, hiring qualified personnel and developing a skilled workforce through training and development programs, the Company is able to generate shareholder value in a safe, resilient and responsible manner.

Below is a summary of the principal risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the period ended December 31, 2011. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Commodity Risk

The mining industry is highly dependent on commodity prices which are the result of the economic interplay of supply and demand. The profitability of the Company is directly related to the market prices of gold and copper and to a lesser extent, silver. A decline in the market prices for these precious metals could negatively impact the Company’s future operations.

Gold Price Three-Year Trend (Bloomberg: USD per ounce of gold)

For the quarter ended September 30, 2012, spot gold prices averaged $1,655 per ounce, or 3% lower, compared with $1,706 per ounce from the comparative period of 2011.

During the current quarter, gold prices moved sharply higher following the announcement of further monetary easing from central banks in the United States, Europe and Asia.  In particular, the United States Federal Reserve’s announcement of “QE3” in August has caused investors to focus on gold’s store of value against inflation and currency debasement risks along with broader economic uncertainty.  Furthermore, the prospect of a low interest rate environment over the mid-term has reduced the opportunity cost of holding gold.

During the quarter, gold exchange traded products revisited record holding levels while central banks also increased their gold purchases.  Partly offsetting these factors has been the challenging retail climate in India, historically the largest gold consuming nation, due to a weak local currency and import restrictions on gold investment.  Chinese investment has offset the Indian weakness over time as gold investment in China has increased.

The Company expects gold prices to remain well supported in the near to mid-term as the trend of the factors mentioned above continue.

The Company has not hedged any of its gold sales.

Copper Price Three-Year Trend (Bloomberg: USD per pound of copper)

For the 3-month period ended September 30, 2012, spot copper prices averaged $3.50 per pound, representing a decrease of 14% compared with $4.07 per pound from the same period in 2011.

Copper prices are primarily being driven by constrained supply fundamentals and steady demand from emerging markets, mainly China. Low global inventory levels and the potential for near to mid-term supply disappointments are supporting copper prices. As global economies are forecast to recover in 2013, the Company expects copper prices to remain above historical levels in the near to mid-term.

The Company has forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales.

Currency Risk

Conducting exploration, development and production operations in Latin America exposes the Company to currency risk. The Company’s revenues are denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred in United States Dollars, Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG), Mexican Pesos (MXN) and to a lesser extent in Canadian Dollars (CAD). Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

The following summarizes the movement in key currencies vis-à-vis the United States Dollar:

Average and Period-end Market Exchange Rates

Three months ended September 30,	2012	2011	Variance
Average Exchange Rate
USD-CAD	1.0002	0.9752	2.6%
USD-BRL	2.0282	1.6361	24.0%
USD-ARG	4.5848	4.1495	10.5%
USD-CLP	485.7174	467.7851	3.8%
USD-MXN	13.2468	12.1098	9.4%

Nine months ended September 30,	2012	2011
Average Exchange Rate
USD-CAD	1.0043	0.9777	2.7%
USD-BRL	1.9194	1.6325	17.6%
USD-ARG	4.4466	4.0746	9.1%
USD-CLP	490.6087	473.4016	3.6%
USD-MXN	13.2592	11.9920	10.6%

	September 30,	December 31,		December 31,
	2012	2011	Variance	2010	Variance
Period-end Exchange Rate
USD-CAD	0.9809	1.0213	-4.0%	0.9999	-1.9%
USD-BRL	2.0311	1.8758	8.3%	1.6660	21.9%
USD-ARG	4.6912	4.3000	9.1%	3.9713	18.1%
USD-CLP	471.2500	519.5500	-9.3%	461.9820	2.0%
USD-MXN	12.8274	13.9357	-8.0%	12.3401	3.9%

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 861.4 million Reais at an average rate of 2.07 Real to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2012 through to 2015.

The Company also entered into forward contracts to economically hedge against the risk of an increase in the value of the Mexican Pesos versus the United States Dollar. Currency contracts totaling 414.5 million Pesos at an average rate of 13.32 Pesos to the United States Dollar have been designated against forecast Pesos denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2012 through to 2015.

The currency hedge has been accounted for as a cash flow hedge with the effective portion taken to other comprehensive income and the ineffective portion taken to income.

The following table summarizes the details of the currency hedging program as at September 30, 2012:

(Quantities in thousands)

	Brazilian Real			Mexican Peso
Year of Settlement	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at September 30, 2012	Year of Settlement	Mexican Peso Notional Amount	Contract Fixed Rate	Market rate as at September 30, 2012
2012	77,336	2.1917	2.0311	2012	37,500	13.3200	12.8274
2013	332,712	2.0550	2.0311	2013	156,000	13.3200	12.8274
2014	372,360	2.0240	2.0311	2014	156,000	13.3200	12.8274
2015	79,008	2.2857	2.0311	2015	65,000	13.3200	12.8274
	861,416	2.0720	2.0311		414,500	13.3200	12.8274

Interest Rate Risk

The Company is exposed to interest rate risk on its variable rate debt.  Monetary policy by central banks in the countries in which the Company operates have maintained interest rates relatively low to avoid a relapse of the credit crisis and incentivize economic growth. At September 30, 2012, the Company’s long-term debt was carried at fixed rates, hence there is limited market risk arising from fluctuations in floating interest rate.

Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and trade and other receivables, credit risk is represented by the carrying amount on the balance sheet. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its Capital Management Policy by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit.

Investment Risk

Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. Although the factors that affect investment risk are outside the Company’s control, the Company mitigates investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments.

Foreign Operations and Political Risk

The Company holds mining and exploration properties in Brazil, Argentina, Chile, Mexico and Colombia exposing it to the socioeconomic conditions as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to, high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime and hostage taking which cannot be timely predicted and could have a material adverse effect on the Company’s operations and profitability. The governments in those countries are currently generally supportive of the mining industry but changes in government laws and regulations including taxation, royalties, the repatriation of profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country could adversely affect the Company’s exploration, development and production initiatives in these countries.

In efforts to tighten capital flows and protect foreign exchange reserves, the Government of Argentina issued a new foreign exchange resolution with respect to export revenues that resulted in a temporary suspension of export sales of concentrate at Alumbrera during the third quarter as management evaluated how to comply with the new resolution.  The recently announced amendment to the foreign exchange resolution extended the time for exporters to repatriate net proceeds from export sales to 180 days enabling Alumbrera to resume exports in July, subsequent to the quarter end.  The Government of Argentina has also introduced certain protocols relating to the importation of goods and services and providing where possible for the substitution of Argentine produced goods and services.  The Company continues to monitor developments and policies in all its jurisdictions and the impact thereof to its operations.

Consistent with its risk management protocol, to mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Health, Safety and Environmental Risk

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. Yamana has rigorous procedures in place to manage health and safety protocols in order to reduce the risk of occurrence and the severity of any accident and is continually investing time and resources to enhance health and safety at all operations.

The Company’s operations are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which the Company operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. The Company mitigates this risk by performing certain reclamation activities concurrent with production.

Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. To the extent Yamana is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which may have a material adverse effect. The Company mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of its high operating standards as dictated by the Yamana Management System.

The Company has insurance policies in place to cover accidents and business interruption and regularly monitors the adequacy of such policies.

Energy Risk

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available. The Company manages this risk by means of long-term electricity agreements with local power authorities and inventory control process on consumables including fuel. Many of the mines have on-site generator sets as back-up to mitigate the anticipated and unanticipated interruptions from the energy providers. Furthermore, the Company’s operations are continually improved to reduce input costs and maximize output.

11.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Condensed Consolidated Interim Financial Statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company continues to consider that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain. There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts. There have not been any significant developments on this matter during the current quarter.

12.          CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing the Condensed Consolidated Interim Financial Statements in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s Condensed Consolidated Interim Financial Statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

There has been no significant change to the Company’s critical accounting policies and estimates since 2011.  The Condensed Consolidated Interim Financial Statements of the third quarter of 2012 should be read in conjunction with the Company’s 2011 Annual Consolidated Financial Statements prepared in accordance with IFRS and in consideration of the significant accounting policies applied and recent accounting pronouncements as described in Note 2 and Note 3, respectively.

13.          NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

AVERAGE CASH COSTS

The Company discloses “average cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Average cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Average cash costs are computed both on a co-product and by-product basis.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the average cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of average cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Per Gold Equivalent Ounce (“GEO”)

The following tables provide a reconciliation of cost of sales per the Consolidated Interim Financial Statements to (i) Co-product cash costs per GEO, (ii) Co-product cash costs per pound of copper and (iii) By-product cash costs per GEO:

Reconciliation of Cost of Sales per the Condensed Consolidated Interim Financial Statements to Co-product Cash Costs per GEO

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended September 30,	2012	2011	2012	2011
Cost of sales (i) (iii)	$231,660	$189,429	$785	$711
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(47,115)	(51,267)	(160)	(193)
Treatment and refining costs (“TCRC”) related to Chapada gold	1,379	1,466	5	5
Inventory movements and adjustments	(18,161)	(3,810)	(62)	(14)
Commercial selling costs	(7,731)	(8,547)	(26)	(32)
Total GEO co-product cash costs (excluding Alumbrera)	$160,032	$127,271	$542	$477
Minera Alumbrera (12.5% interest) GEO cash costs	3,843	3,293	282	259
Total GEO co-product cash costs (iii)	$163,875	$130,564	$531	$468
GEO produced excluding Alumbrera	294,996	266,562
GEO produced including Alumbrera	308,629	279,274

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the nine months ended September 30,	2012	2011	2012	2011
Cost of sales (i) (iii)	$624,526	$538,308	$751	$683
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(136,140)	(141,356)	(164)	(179)
Treatment and refining costs (“TCRC”) related to Chapada gold	3,371	3,423	4	4
Inventory movements and adjustments	22,732	(9,562)	(27)	(12)
Commercial selling costs	(20,551)	(23,782)	(25)	(30)
Total GEO co-product cash costs (excluding Alumbrera)	$448,474	$367,031	$539	$466
Minera Alumbrera (12.5% interest) GEO cash costs	10,483	9,105	297	248
Total GEO co-product cash costs (iii)	$458,957	$376,136	$529	$456
GEO produced excluding Alumbrera	831,892	788,622
GEO produced including Alumbrera	867,201	825,379

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.
(ii)

Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold. TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

Reconciliation of Cost of Sales per the Condensed Consolidated Interim Financial Statements to Co-product Cash Costs per Pound of Copper

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the three months ended September 30,	2012	2011	2012	2011
Cost of sales (i) (iii)	$231,660	$189,429	$5.88	$4.58
Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(158,653)	(125,805)	(4.03)	(3.04)
Treatment and refining costs (“TCRC”) related to Chapada copper	7,051	8,930	0.18	0.22
Inventory movements and adjustments	(18,161)	(3,810)	(0.45)	(0.10)
Commercial selling costs	(7,731)	(8,547)	(0.20)	(0.21)
Total copper co-product cash costs (excluding Alumbrera)	$54,166	$60,197	$1.38	$1.45
Minera Alumbrera (12.5% interest) copper cash costs	19,937	15,025	1.92	1.58
Total copper co-product cash costs (iii)	$74,103	$75,222	$1.49	$1.48
Copper produced excluding Alumbrera (millions of lbs)	39.4	41.4
Copper produced including Alumbrera (millions of lbs)	49.8	50.9

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the nine months ended September 30,	2012	2011	2012	2011
Cost of sales (i) (iii)	$624,526	$538,308	$5.67	$4.46
Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	445,103	(363,608)	(4.03)	(3.01)
Treatment and refining costs (“TCRC”) related to Chapada copper	17,827	18,923	0.16	0.16
Inventory movements and adjustments	22,732	(9,562)	(0.21)	(0.08)
Commercial selling costs	(20,551)	(23,782)	(0.19)	(0.20)
Total copper co-product cash costs (excluding Alumbrera)	$153,967	$160,279	$1.40	$1.33
Minera Alumbrera (12.5% interest) copper cash costs	49,617	42,550	1.71	1.64
Total copper co-product cash costs (iii)	$203,584	$202,829	$1.46	$1.38
Copper produced excluding Alumbrera (millions of lbs)	110.1	120.6
Copper produced including Alumbrera (millions of lbs)	139.0	146.6

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.
(ii)

Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold. TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

Reconciliation of Cost of Sales per the Condensed Consolidated Interim Financial Statements to By-product Cash Costs per GEO

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended September 30,	2012	2011	2012	2011
Cost of sales (i)	$231,660	$189,429	$785	$710
Adjustments:
Chapada treatment and refining costs related to gold and copper	8,430	10,396	29	39
Inventory movements and adjustments	(18,161)	(3,810)	(62)	(14)
Commercial selling costs	(7,731)	(8,547)	(26)	(32)
Chapada copper revenue including copper pricing adjustment	(121,427)	(145,853)	(411)	(547)
Total GEO by-product cash costs (excluding Alumbrera)	$92,771	$41,615	$315	$156
Minera Alumbrera (12.5% interest) by-product cash costs	(30,728)	(15,458)	(2,254)	(1,216)
Total GEO by-product cash costs (i)	$62,043	$26,157	$201	$94
GEO produced excluding Alumbrera	294,996	266,562
GEO produced including Alumbrera	308,629	279,274

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the nine months ended September 30,	2012	2011	2012	2011
Cost of sales (i)	$624,526	$538,308	$751	$683
Adjustments:
Chapada treatment and refining costs related to gold and copper	21,198	22,346	25	28
Inventory movements and adjustments	22,732	(9,562)	(27)	(12)
Commercial selling costs	(20,551)	(23,782)	(25)	(30)
Chapada copper revenue including copper pricing adjustment	358,760	(465,794)	(431)	(591)
Total GEO by-product cash costs (excluding Alumbrera)	$243,681	$61,516	$293	$78
Minera Alumbrera (12.5% interest) by-product cash costs	(33,769)	(53,968)	(956)	(1,468)
Total GEO by-product cash costs (i)	$209,912	$7,548	$242	$9
GEO produced excluding Alumbrera	831,892	788,622
GEO produced including Alumbrera	867,201	825,379

(i)            Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its Condensed Consolidated Interim Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants, (h) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliations of Adjusted Earnings to net earnings are provided in Section 5, Overview of Annual Results and Section 6, Overview of Quarterly Results for both the yearly and quarterly reconciliations, respectively.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•                  Gross margin - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization.

•                  Mine operating earnings - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•                  Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.

•                  Cash flows generated from operations before changes in non-cash working capital — excludes the non-cash movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), Cash flows generated from operations before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

14.          SELECTED QUARTERLY FINANCIAL AND OPERATING SUMMARY

	September 30,	June 30,	March 31,	December 31,
(in thousands of United States Dollars, unless otherwise noted)	2012	2012	2012	2011
Financial results (i)
Revenues (ii)	$611,807	$535,705	$559,745	$568,754
Mine operating earnings	$279,158	$239,896	$280,134	$296,759
Net earnings	$59,965	$42,913	$170,025	$89,599
Adjusted earnings (iii)	$177,588	$134,887	$184,306	$184,242
Cash flows from operating activities	$363,059	$139,213	$287,902	$338,850
Cash flows generated from operations before changes in non-cash working capital items (iii)	$285,696	$240,767	$220,417	$320,434
Cash flows to investing activities	$(619,134)	$(247,177)	$(256,173)	$(314,150)
Cash flows from (to) financing activities	$(42,678)	$(48,636)	$282,181	$(39,770)
Per share financial results
Earnings per share
Basic and diluted	$0.08	$0.06	$0.23	$0.12
Adjusted earnings per share (iii)
Basic and diluted	$0.24	$0.18	$0.25	$0.25
Financial position
Cash and cash equivalents	$400,419	$698,884	$867,577	$550,438
Total assets	$11,495,917	$11,190,392	$11,238,213	$10,769,940
Total long-term liabilities	$3,248,086	$3,150,730	$3,117,393	$2,783,786
Production
Commercial GEO (iv)	308,629	288,700	269,873	268,480
Commissioning GEO produced (iv)(v)	1,861	—	8,959	8,438
Total GEO produced (iv)	310,490	288,700	278,832	276,918
By-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (iii)(iv)	$201	$244	$292	$174
Co-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (iii)(iv)	$531	$536	$518	$486
Chapada concentrate production (tonnes)	70,151	71,801	53,665	81,396
Chapada copper contained in concentrate production (millions of lbs)	39.4	40.4	30.3	45.4
Chapada co-product cash costs per pound of copper	$1.38	$1.34	$1.51	$1.20
Alumbrera (12.5% interest) attributable concentrate production (tonnes)	17,830	18,492	14,149	10,691
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	10.4	10.5	8.0	6.2
Alumbrera co-product cash costs per lb of copper (iii)	1.92	1.41	1.85	2.59
Gold Equivalent Ounces Breakdown
Total gold ounces produced	266,374	242,692	234,532	231,670
Total silver ounces produced (millions of ounces)	2.2	2.3	2.2	2.3
Sales
Total GEO sales	315,972	271,683	281,721	272,491
Total gold sales (ounces)	271,380	226,521	236,990	228,539
Total gold sales, excluding Alumbrera (ounces)	252,814	223,279	228,763	218,830
Chapada concentrate sales (tonnes)	69,694	71,656	52,765	81,436
Chapada payable copper contained in concentrate sales (millions of lbs)	37.1	37.4	27.3	43.6
Total silver sales (millions of ounces)	2.2	2.3	2.2	2.2
Average realized gold price per ounce (ii)	$1,680	$1,605	$1,696	$1,670
Average realized copper price per pound (ii)	$3.54	$3.60	$3.73	$3.36
Average realized silver price per ounce (ii)	$30.76	$26.93	$32.94	$31.29

	September 30,	June 30,	March 31,	December 31,
(in thousands of United States Dollars)	2011	2011	2011	2010
Financial results
Revenues (ii)	$555,211	$573,283	$476,077	$535,130
Mine operating earnings	$272,163	$292,488	$238,464	$273,132
Net earnings	$115,766	$194,681	$148,248	$125,569
Adjusted earnings (iii)	$190,265	$186,181	$152,209	$170,979
Cash flows from operating activities	$342,268	$315,766	$228,898	$250,506
Cash flows generated from operations before changes in non-cash working capital items (iii)	$330,522	$331,038	$284,379	$287,222
Cash flows to investing activities	$(210,843)	$(204,408)	$(107,783)	$(147,192)
Cash flows (to) from financing activities	$(60,414)	$(56,836)	$5,451	$(54,199)
Per share financial results
Earnings per share
Basic and diluted	$0.16	$0.26	$0.20	$0.17
Adjusted earnings per share (iii)
Basic and diluted	$0.26	$0.25	$0.21	$0.23
Financial position
Cash and cash equivalents	$570,489	$520,863	$460,430	$330,498
Total assets	$10,552,031	$10,588,801	$10,419,977	$10,319,082
Total long-term liabilities	$2,794,933	$2,835,027	$2,854,474	$2,838,324
Production
Total GEO produced (iv)	279,274	278,737	267,368	286,682
By-product cash costs per GEO produced - including 12.5% equity interest in Alumbrera (iii)(iv)	$94	$(80)	$14	$(34)
Co-product cash costs per GEO produced - including 12.5% equity interest in Alumbrera (iii)(iv)	$468	$451	$449	$465
Chapada concentrate production (tonnes)	74,312	72,350	69,236	69,869
Chapada copper contained in concentrate production (millions of lbs)	41.4	40.8	38.5	39.9
Chapada co-product cash costs per pound of copper	$1.45	$1.32	$1.21	$1.20
Alumbrera (12.5% interest) attributable concentrate production (tonnes)	16,337	16,123	12,690	16,422
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	9.5	9.3	7.1	9.3
Alumbrera co-product cash costs per lb of copper (iii)	1.58	1.54	1.85	1.37
Gold Equivalent Ounces Breakdown
Total gold ounces produced	230,986	232,138	221,489	243,407
Total silver ounces produced (millions of ounces)	2.4	2.3	2.3	2.4
Sales
Total GEO sales	277,528	274,293	265,500	276,591
Total gold sales (ounces)	226,157	232,743	219,547	234,708
Chapada concentrate sales (tonnes)	73,417	80,330	57,909	74,009
Chapada payable copper contained in concentrate sales (millions of lbs)	38.7	41.6	29.7	39.6
Total Silver sales (millions of ounces)	2.6	2.1	2.3	2.4
Average realized gold price per ounce (ii)	$1,697	$1,509	$1,387	$1,374
Average realized copper price per pound (ii)	$3.98	$4.22	$4.28	$3.81
Average realized silver price per ounce (ii)	$37.52	$37.76	$33.99	$28.20

(i)	Results of São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with IFRS) with restatement of prior period comparatives.
(ii)	Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.
(iii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.
(iv)

Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed silver to gold ratio of 50:1, for presentation purposes only. The assumed silver to gold ratio was 55:1 for 2010 and prior periods.

(v)	Including commissioning gold ounces from Mercedes for 2011.

15.          DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB.  The Company’s internal control over financial reporting includes:

•                  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•                  providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;

•                  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•                  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended September 30, 2012, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between September 30, 2012 and December 31, 2011 and results of operations for the periods ended September 30, 2012 and September 30, 2011.

This Management’s Discussion and Analysis has been prepared as of October 29, 2012. The Condensed Consolidated Interim Financial Statements prepared in accordance with IFRS as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the Annual Audited Consolidated Financial Statements and notes thereto as at and for the year ended December 31, 2011 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Annual Audited Consolidated Financial Statements for the year ended December 31, 2011 and the most recent Annual Information Form for the year ended December 31, 2011 on file with the Securities Commissions of all of the provinces in Canada, which are included in the 2011 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risks related to non-core mine disposition, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction production and commissioning time frames, risks related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2011 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2011 and other continuous disclosure documents filed by the Company since January 1, 2012 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations.  In contrast, the

Commission only permits U.S. companies to report mineralization that does not constitute “reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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